UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [  ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [  ]

EM Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Ontario
(Jurisdiction of Subject Company's Incorporation or Organization)

EM Resources Inc.
(Name of Person(s) Furnishing Form)

Common Shares, no par value
(Title of Class of Subject Securities)

29076W107
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communicationson Behalf of Subject Company)

May 6, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Notice of Meeting and Management Information Circular, dated May 5, 2011 (the “Circular”).

Item 2.	Informational Legends

See page 1 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

     A written irrevocable consent and power of attorney on Form F-X has been filed by EM Resources Inc. concurrently with the filing of this Form CB.

     Any change in the name or address of the agent for service of process of EM Resources Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 6, 2011.

EM RESOURCES INC.

By: /s/ Eduard H. Ludwig
Name: Eduard H. Ludwig
Title: President and Chief Executive Officer

EM RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of EM Resources Inc. (the “Corporation”) will be held at Suite 806, 390 Bay Street, Toronto, Ontario, M5H 2Y2, on May 31, 2011 at 9:00 a.m. (Toronto time) for the purpose of:

1.	receiving the Company’s audited financial statements for the year ended December 31, 2010 and the report of the auditors thereon;

2.	appointing auditors and authorizing the directors to fix the remuneration and terms of engagement;

3.

considering and, if deemed advisable, passing, with or without variation, a resolution as set forth in Appendix “A” to the management information circular accompanying and forming part of this Notice (the “Circular”), to elect two alternate slates of directors, namely (i) a slate consisting of the three incumbent directors of the Company (the “Incumbent Slate”), to take office immediately after the Meeting, and (ii) a slate of five directors to replace the Incumbent Slate immediately following the reverse take-over of the Company by Rio Verde pursuant to a plan of arrangement (the “Arrangement”) if, but only if, the Arrangement is completed;

4.

considering and, if deemed advisable, passing, with or without variation, a special resolution, as set forth in Appendix “B” to the Circular approving the continuance of the Company from the Province of Ontario to the British Virgin Islands (the “Continuance”) and the change of the name of the Company to “Rio Verde Minerals Corp.” or such other name as may be determined by the board of directors of the Company, such change to take place concurrently with the Continuance;

5.

considering and, if deemed advisable, passing, with or without variation, a special resolution as set forth in Appendix “C” to the Circular approving the consolidation of the outstanding common shares of the Company;

6.	considering and, if deemed advisable, passing with or without variation, a resolution as set forth in Appendix “D” to the Circular adopting the proposed stock option plan of the Company; and

7.	transacting such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting as identified above are described in further detail in the accompanying Circular.

Pursuant to the Business Corporations Act (Ontario), registered shareholders of the Company have the right to object to the Continuance and dissent pursuant to Section 185 of the OBCA. As a result of providing the Company with a notice of objection with respect to the Continuance, such shareholder, upon receiving a notice of adoption of the resolution approving the Continuance from the Company under Section 185(8) of the OBCA, may require the Company to purchase all of his, her or its shares of the Company in respect of which the notice of objection was given, and to be paid the fair value of those shares in accordance with Section 185 of the OBCA. These dissent rights are summarized in more detail in Appendix “E” to the accompanying Circular. In order to be effective, a notice of objection must be received by the Company at Suite 806, 390 Bay Street, Toronto, Ontario, M5H 2Y2, at or prior to the Meeting.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting (the “Record Date”) is April 25, 2011. Shareholders whose names have been entered in the register of shareholders of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A shareholders may attend the Meeting in person or be represented by proxy. Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to complete and sign the enclosed form of proxy and deposit the completed and executed proxy at the offices of Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario, M5H 1T1, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. If you are able to attend the Meeting or any adjournment thereof, sending your proxy will not prevent you from voting in person.

DATED this 5th day of May, 2011.

By Order of the Board of Directors

(Signed) “Eduard H. Ludwig”
Eduard H. Ludwig
President and Chief Executive Officer

EM RESOURCES INC.
Suite 806, 390 Bay Street
Toronto, Ontario
M5H 2Y2

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of EM Resources Inc. (the “Corporation”) of proxies to be used at the Meeting (and any adjournment thereof) to be held at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2, on May 31, 2011, at 9:00 a.m. (Toronto time) for the purposes set forth in the enclosed Notice of Meeting. Except where otherwise indicated, the information contained herein is stated as of May 5, 2011.

Although it is expected that the solicitation of the proxies will be primarily by mail, proxies may also be solicited personally or by telephone or other similar means of communication by the directors and/or officers of the Company at nominal cost. The cost of solicitation will be borne by the Company. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Company (“Common Shares”). The Company will provide, without cost to such person, upon request to the Secretary of the Company, additional copies of the foregoing documents for this purpose.

NOTICE TO UNITED STATES SECURITYHOLDERS

Under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) the Continuance (as defined in Section 4 herein) may be deemed an offering of securities of the Corporation as a British Virgin Islands corporation to the holders of securities of the Corporation. If the Continuance is deemed an offering of securities, such offering is being made pursuant to the exemption from the registration requirements of the U. S. Securities Act provided by Rule 802 thereunder. Further, the solicitation of proxies pursuant to this circular is not subject to the disclosure requirements of the United States Securities Exchange Act of 1934, as amended, (the “U.S. Exchange Act”) applicable to proxy solicitations by United States public companies. Accordingly, the Continuance is subject to the disclosure requirements of Canada and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders of the Corporation in the United States should be aware that such disclosure requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy solicitations under the U. S. Exchange Act.

Financial statements included or incorporated by reference in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for shareholders in the United States to enforce their rights and any claim they may have arising under United States federal securities laws since the Corporation and the other companies participating in the Arrangement are incorporated under the laws of foreign countries, some or all of the officers and directors of the Corporation and such other companies reside outside the United States, and all or a substantial portion of the assets of the Corporation, such other companies, and the other above-mentioned persons are located outside the United States. Shareholders in the United States may not be able to sue the Corporation, such other companies or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult or impossible to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

APPOINTMENT, VOTING AND REVOCATION OF PROXIES

Appointment

Any Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for and on behalf of such person at the Meeting. In order to do so the Shareholder may insert the name of such person in the blank space provided in the form of proxy, or may use another appropriate form of proxy. All proxies must be deposited with the Company’s registrar and transfer agent, Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario M5H 1T1 not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof. The Company may refuse to recognize any instrument of proxy received after such time.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Company is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of management of the Company.

Revocation

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited at the offices of the Company’s registrar and transfer agent, Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario M5H 1T1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in the Circular.

BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name of the Canadian Depositary for Securities which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communications) (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

Registered Shareholders

Registered holders of Common Shares as shown on the shareholders’ list prepared as of the close of business on April 25, 2010 (the “Record Date”) will be entitled to vote such shares at the Meeting on the basis of one vote for each Common Share held, except to the extent that the person has transferred the ownership of any of his Common Shares after the Record Date, and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands, not later than 10 days before the Meeting, or such shorter period before the Meeting that the by-laws of the Company may provide, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his Common Shares at the Meeting.

Registered shareholders may also, rather than returning the proxy received from the Company by mail or hand delivery, elect to submit a form of proxy by use of the telephone or of the Internet. Those registered holders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered holders electing to vote by telephone or via the Internet must follow the instructions included in the form of proxy received from the Company.

VOTING SHARES AND PRINCIPLE HOLDERS THEREOF

At the date hereof, the Company has outstanding 1,900,000 Common Shares, each of which carries one vote per share. The following table shows, as of the date of this Circular, each person who is known to the Company, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the meeting.

Name of Shareholder	Number of Common Shares	Percentage
Eduard H. Ludwig(1)	700,000(3)	36.8%(4)
Dennis H. Peterson(2)	715,000(3)	37.6%(4)

Notes:

(1)	Mr. Ludwig is the President, Chief Executive Officer and a director of the Company.
(2)	Mr. Peterson is a director of the Company.
(3)

Pursuant to the terms of voting support agreements between Rio Verde Minerals Corporation (“Rio Verde”) and each of Messrs. Ludwig and Peterson dated as of April 5, 2011, Messrs. Ludwig and Peterson have agreed to: (i) vote all of the Common Shares directly or indirectly owned by them in favour of the Continuance Resolution, the Consolidation Resolution and the Stock Option Plan Resolution; (ii) not exercise any right of dissent in respect of the Common Shares directly or indirectly owned by them; and (iii) not transfer or assign any of the Common Shares directly or indirectly owned by them without prior written consent of Rio Verde.

(4)	Based on a total of 1,900,000 issued and outstanding Common Shares as at the date of the Circular.

Persons registered on the books of the Company at the close of business on the Record Date and persons who are transferees of any Common Shares acquired after such date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors (the “Board”) of the Company, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.	ANNUAL REPORT AND AUDITED FINANCIAL STATEMENTS

The 2010 Annual Report, including the audited financial statements of the Company for the fiscal years ended December 31, 2010 and 2009 and the report of the auditors thereon will be submitted to the Meeting. Receipt at such meeting of the auditors' report and the Company’s financial statements will not constitute approval or disapproval of any matters referred to therein.

2.	ELECTION OF DIRECTORS

The Board currently consists of three (3) directors to be elected annually. The term of office of each of the present directors expires at the close of the Meeting. At the Meeting, shareholders of the Company will be asked to elect directors of the Company for a term to expire at the next annual meeting of shareholders or until the successors of such directors are elected or appointed. Ordinarily, that would entail nominating the incumbent members of the Board (the “Incumbent Slate”).

However, pursuant to an arrangement agreement (the “Arrangement Agreeement”) dated April 5, 2011 among the Company, EM Subco (BVI) Inc. (a wholly-owned subsidiary of the Company), Rio Verde and Talon Metals Corp. (“Talon”), the Company has agreed to enter into an arrangement (the “Arrangement”) which will result in the reverse take-over of the Company by Rio Verde. Following completion of the Arrangement (which is expected to occur in June 2011), the Company is expected to continue the business of Rio Verde, which consists of the exploration and development of fertilizer and other mineral properties in Brazil. If the Arrangement is completed, it will be necessary to increase the size of the Board and to replace the Incumbent Slate with a slate of five nominees of Rio Verde set forth below (the “New EM Slate”). At the time of the Meeting, the Arrangement will not yet have been completed and there can be no assurance that it will be completed.

Accordingly, it is not appropriate to give effect to the replacement of the Incumbent Slate by the New EM Slate until the Arrangement is completed. The Board has also determined that it is not desirable to appoint two new “placeholder” directors at the Meeting in order to effect the increase in the size of the Board upon completion of the Arrangement, or to call an additional meeting of shareholders to elect the New EM Slate following completion of the Arrangement. The Board considers it preferable to elect the Incumbent Slate to hold office immediately on completion of the Meeting and to also elect the New EM Slate which will replace the Incumbent Slate upon completion of the Arrangement. Therefore, shareholders of the Company will be asked to consider, and if deemed advisable, pass with or without variation, the resolution as set forth in Appendix “A” to this Management Information Circular (the “Director Resolution”).

In the event the Arrangement is not completed, the nominees of Rio Verde will not become directors of the Company. Assuming completion of the Arrangement, the members of the Incumbent Slate have agreed to resign from the Board with effect as of the completion of the Arrangement. Following completion of the Arrangement, the members of the New EM Slate will be the only directors of the Company and each director will hold office until the close of the next annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s constating documents in effect at that time.

The following table states the names of the members of the Incumbent Slate, any offices with the Company currently held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date hereof.

Name and Municipality of Residence	Principal Occupation or Employment	Director Since	Position with the Company	Number of Common Shares Beneficially Owned(1)
Eduard H. Ludwig(2)(3)(4) Timmins, Ontario	Consulting Geologist	April 8, 2005	President, CEO and Director	700,000
Dennis H. Peterson(2)(3)(4) Toronto, Ontario	Solicitor, Peterson Law Professional Corporation	April 8, 2005	Director	715,000
Ian A. Shaw(2)(3)(4) Toronto, Ontario	Chartered Accountant and Managing Director of Shaw & Associates	April 8, 2005	Director	Nil

Notes:

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Member of the Compensation Committee.

All of the above directors of the Company have held their principal occupations with the same firms or companies (as set out above) for the past five years.

As of the date of this Circular, the current directors of the Company, as a group, directly or indirectly, beneficially own or exercise control or direction over 1,415,000 Common Shares representing approximately 74.5% of the issued and outstanding Common Shares.

The following table states the names of the members of the New EM Slate, their principal occupations or employments and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date hereof

Name and Municipality of Residence	Principal Occupation or Employment and, if not Previously Elected a Director, Occupation During the Past 5 Years	Director Since	Position with the Company	Number of Common Shares Beneficially Owned(1)
David M. Beatty Ontario, Canada	Chief Executive Officer of Rio Novo Gold Inc., January 2010 to present; Deputy Chairman, Thomas Weisel Partners, 2008 to 2010; Co-founder, Westwind Partners Inc. 2002 to 2008.	N/A	N/A	Nil
Warren E. Newfield Jerusalem, Israel	Chief Executive Officer of CIC Energy Corp., 2007 to present; Chairman of Tau Capital Corp., 2007 to present; President and Chief Executive Officer of Tau Capital Corp., 2000 to 2007.	N/A	N/A	Nil
Julio Carvalho Rio de Janeiro, Brazil	President of Rio Novo Gold Inc., 2010 to present; President and Chief Executive Officer, Peak Gold Limited, 2007 to 2008; Executive Vice President, Goldcorp Inc., 2006 to 2007.	N/A	N/A	Nil
Stuart Comline Guanteng, South Africa	Interim President and Chief Executive Officer of Talon Metals Corp., November 2007 to present; Chairman of AfriOre Limited, August 2002 to January 2007.	N/A	N/A	Nil
Luis M.F. Azevedo Rio de Janeiro, Brazil	Chief Operating Officer of Rio Verde, 2010 to present; Chief Operating Officer of Talon Metals Corp., 2005 to present; Partner, FFA Legal, 1997 to present.	N/A	N/A	Nil

Notes:

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

Corporate Cease Trade Orders or Bankruptcies

To the best of the Company’s knowledge, no member of the Incumbent Slate or the New EM Slate is at the date hereof, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity:

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the best of the Company’s knowledge, no member of the Incumbent Slate or the New EM Slate is at the date hereof, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No member of the Incumbent Slate or the New EM Slate is or has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No member of the Incumbent Slate or the New EM Slate has: (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered a settlement agreement with a Canadian securities regulatory authority; or (ii) been the subject of any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered to be important to a reasonable investor making an investment decision.

Proxies received in favour of management will be voted in favour of the Director Resolution, unless the shareholder has specified in the proxy that his, her or its Common Shares are to be withheld from voting in respect thereof. Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that his or her Common Shares are to be withheld from voting in respect of the election of directors

3.	APPOINTMENT OF AUDITORS

McGovern, Hurley, Cunningham, LLP, Chartered Accountants, were first appointed as the Company’s auditors upon incorporation on April 8, 2005. Shareholders of the Company will be asked at the meeting to reappoint McGovern, Hurley, Cunningham, LLP as the Company’s auditors to hold office until the close of the next annual meeting of shareholders of the Company, and to authorize the directors of the Company to fix the auditors’ remuneration and terms of engagement. The reappointment of McGovern, Hurley, Cunningham, LLP as the Company’s auditors will be of ongoing relevant to the Company only if the Arrangement does not proceed. If the Arrangement is completed, the auditors of the Company will be Zeifmans LLP (the current auditors of Rio Verde), and such auditors will hold office until the next annual meeting of shareholders of the Company.

Proxies received in favour of management will be voted for the reappointment of McGovern, Hurley, Cunningham, LLP as the auditors of the Company to hold office until the earlier of next annual meeting of shareholders and the completion of the Arrangement and for the authorization of the directors to fix their remuneration and terms of their engagement, unless the shareholder has specified in the proxy that his or her Common Shares are to be withheld from voting in respect thereof.

4.	CONTINUANCE AND NAME CHANGE

At the Meeting, or any adjournment thereof, shareholders of the Company will be asked to consider and, if deemed advisable, pass with or without variation, a special resolution as set forth in Appendix “B” to the Circular (the “Continuance Resolution”) approving the continuance of the Company (the “Continuance”), which is currently organized under the Business Corporations Act (Ontario) (the “OBCA”), as a company under the laws of the British Virgin Islands pursuant to the BVI Business Companies Act, 2004 (the “BVI Act”) and the change of the name of the Company to “Rio Verde Minerals Corp.” or such other name as the directors of the Company may determine and is acceptable to the applicable regulatory authorities, such change to take place concurrently with the Arrangement (the “Name Change”).

Reason for Name Change

The Name Change is being proposed in anticipation of the completion of the Arrangement. The Board has determined that a change of the name of the Company, to take place concurrently with the Arrangement, is desirable and advantageous given that the focus and scope of the Company’s business will change upon completion of the Arrangement and the Company will carry on the business and operations of Rio Verde.

Reasons for Continuance

It is a condition of the Arrangement Agreement that the Continuance be completed prior to the completion of the Arrangement.

The Company has no material assets in the Province of Ontario or elsewhere. By continuing the Company under the BVI Act, the Company will reside in the same jurisdiction as Rio Verde, EM Subco and Talon Spinco (a subsidiary of Talon to be incorporated pursuant to the Arrangement Agreement), which will facilitate the Arrangement. In addition, the Company will be able to take advantage of the favourable tax treatment accorded to companies under the BVI Act. The British Virgin Islands has enjoyed a long history of political and economic stability. The British Virgin Islands is a well-developed international business and financial centre. The British Virgin Islands’ legal system is based on the English common law system.

British Virgin Islands companies and all amounts paid by them to non-residents are exempt from all local taxes and stamp duty. All dividends, royalties, interest, fees and management fees paid or deemed to be paid by a company to a person resident outside the British Virgin Islands are exempt from tax and no amount is required to be withheld under the jurisdiction’s Income Tax Act. A company incorporated under the BVI Act is not liable for any tax in the British Virgin Islands on the transfer of any securities or assets of the company.

Effect of Continuance

The Company is currently a company incorporated under the OBCA. Upon the issuance of a Certificate of Continuation under the BVI Act, the Continuance will become effective and the Company will become subject to the BVI Act, as if it had been incorporated under the BVI Act, and the Memorandum and Articles of Association filed as part of the Continuance will be deemed to be the constitutional documents of the Company. The Company will continue into the British Virgin Islands under the name “Rio Verde Minerals Corporation”, or such other name as may be determined by the Board and is acceptable to applicable regulatory authorities. A copy of the form of the draft Memorandum and Articles of Association is set forth in Appendix “G” to the Circular. The form of the draft Memorandum and Articles of Association of the Company may be amended and is subject to approval of the Board.

The BVI Act provides that when a company continues under the BVI Act:

(a)	(i)	the BVI Act applies to the company as if it had been incorporated under the BVI Act;

	(ii)	the company is capable of exercising all the powers of a company incorporated under the BVI Act;

	(iii)	the company is no longer to be treated as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands; and

	(iv)	the Memorandum and Articles of Association filed as part of the Continuance become the memorandum and articles of the company.

(b)	the Continuance under the BVI Act does not affect:

	(i)	the continuity of the company as a legal entity; or

	(ii)	the assets, rights, obligations or liabilities of the company.

(c)	without limiting subsection (b) above,

(i)

no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing against the company or against any member, director, officer or agent thereof, is released or impaired by its continuation as a company under the BVI Act; and

(ii)

no proceedings, whether civil or criminal, pending at the time of the issue by the Registrar of a certificate of continuation by or against the company, or against any member, director, officer or agent thereof, are abated or discontinued by its continuation as a company under the BVI Act, but the proceedings may be enforced, prosecuted, settled or compromised by or against the company or against the member, director, officer or agent thereof, as the case may be; and

(d)	all shares in the company that were outstanding prior to the issue by the Registrar of a certificate of continuation shall be deemed to have been issued in conformity with the BVI Act.

Upon the Continuance becoming effective, the Company will have no authorized capital but will be authorized to issue an unlimited number of ordinary shares of no par value. The terms of the ordinary shares following the Continuance will be substantially equivalent to the terms of the Common Shares immediately prior to the Continuance, except that following the Continuance, the ordinary shares will be subject to redemption, purchase and acquisition by the Company for less than fair value with the written consent of the holder of such shares.

The Continuance will not affect the Company’s status as a reporting issuer under the securities legislation of the Province of Ontario, and the Company will remain subject to the requirements of such legislation.

Comparison of Shareholders Rights under the OBCA and the BVI Act

Upon the issuance of the Certificate of Continuation, shareholders of the Company will become shareholders of a company registered under the BVI Act. The differences between the OBCA and the BVI Act will result in various changes to the rights of shareholders of the Company. The following is a summary of the significant differences between the OBCA and the BVI Act insofar as they affect the rights of shareholders of the Company. The following is a summary only and is qualified in its entirety by the relevant provisions of the OBCA and the BVI Act. The following summary does not purport to be, nor should it be considered to be, an exhaustive analysis of the two statutes, nor a comprehensive statement of the particulars of the actual statutory provisions to which reference is made. Shareholders should consult their own legal advisors if they wish further information concerning these matters. It should be noted that the Company will continue to be subject to applicable securities laws and stock exchange rules in Canada, which currently impose audit, financial reporting, proxy solicitation and certain other requirements relating to the rights of shareholders of the Company.

General

The BVI Act was enacted on January 1, 2005 to replace the International Business Company Act, Cap. 291 and provides for the incorporation of companies in the British Virgin Islands (a “BVI Company”). Typically the object of a BVI Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

Under the OBCA, the constating documents of a corporation consist of its articles of incorporation and by-laws. Under the BVI Act, the constating documents of a corporation which has been continued into the British Virgin Islands are its memorandum of association and articles of association (collectively, the “Memorandum and Articles of Association”). Upon continuance into the British Virgin Islands, the Company is required to adopt a Memorandum and Articles of Association that comply with the BVI Act. As part of the Continuance, certain provisions of the existing articles and by-laws of the Company will be revised so that upon the continuance as a BVI Company, the Memorandum and Articles of Association of the Company will comply with the necessary requirements of the BVI Act. These revisions include providing that the objects of the Company will be to engage in any activity not prohibited by the laws of the British Virgin Islands. The form of draft Memorandum and Articles of Association is attached as Appendix “F” to the Circular.

Shareholders of a BVI Company are referred to as “members”. The minimum protections afforded to members of a BVI Company under the BVI Act are, in certain respects described below, less favourable to members than the comparable protections afforded to shareholders of an OBCA corporation. However, as set out below, the provisions of the Memorandum and Articles of Association of the Company will also, in certain circumstances, provide shareholders with protections comparable to those of the OBCA.

Shareholder Voting Rights

Under the OBCA and the articles of the Company, holders of Common Shares are entitled to one vote per share, either in person or by proxy, on each matter to be voted on at shareholder meetings. Under the OBCA, unless the bylaws otherwise provide, voting at a meeting of shareholders shall be by a show of hands except where a ballot is demanded, either before or on the declaration of the result of any vote by show of hands. The by-laws of the Company provide for voting by a show of hands except where a ballot is demanded.

Under the BVI Act, when a vote is taken at a meeting of members, each member is entitled to vote the number of votes attaching to the total number of shares held by such member. The provisions of the by-laws of the Company providing for voting by a show of hands unless a ballot is demanded will continue to apply.

Under the OBCA, unless the by-laws otherwise provide, the holders of a majority of the shares entitled to vote at a meeting of shareholders, present in person or by proxy, constitute a quorum. The quorum requirement in the by-laws of the Company for the transaction of business at a meeting of shareholders is at least two persons entitled to vote at the meeting whether present or represented by proxy. Under the OBCA, cumulative voting is only permitted in the election of directors if the articles of a corporation provide for it. The articles of the Company do not provide for such cumulative voting.

Under the BVI Act, the quorum for a meeting of members for the purpose of a resolution of members is that fixed by the Memorandum and Articles of a company; where no quorum is so fixed, a meeting of members is properly constituted for all purposes if at the commencement of the meeting there are present in person or by proxy one-half of the votes of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon. British Virgin Islands law does not provide for cumulative voting on any matter.

Special Meeting of Shareholders

Under the OBCA, a special meeting of shareholders may be called by the directors, and the registered holders or beneficial owners of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders, but the beneficial owners of shares do not thereby acquire the direct right to vote at the meeting that is the subject of the requisition. Under the OBCA and the by-laws of the Company, notice of all meetings of shareholders of a corporation must be sent not less than 21 days and not more than 50 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Company. Under the OBCA and the by-laws of the Company, the directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours (excluding Saturdays and holidays) preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at such meeting must be deposited.

Under the BVI Act, a company’s directors may convene, as may such person or persons as may be authorized by the Memorandum and Articles to call, a meeting. The Company’s Memorandum and Articles of Association will provide that notice of all meetings of shareholders must be sent not less than 21 days prior to the meeting to all shareholders whose names appear on the register of members of the Company.

Under the OBCA, the vote of shareholders required to pass a resolution is typically a majority or two-thirds of the votes cast on the resolution, depending upon the action being voted upon. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution, or signed by all the shareholders entitled to vote on that resolution. Matters requiring approval by special resolution include amendments to the articles, approval of an amalgamation agreement, authorizing continuance in another jurisdiction, adopting an arrangement, authorizing the sale, lease or exchange of all or substantially all of the corporation’s assets, authorizing the voluntary liquidation and dissolution of the corporation, authorizing a reduction of stated capital and authorizing approval of additions to the stated capital. Matters requiring approval by a majority of the votes cast include confirmation, rejection or amendment of by-laws, election of directors, removal of directors, appointment of auditors and fixing the remuneration of the auditors.

Under the BVI Act, in addition to the election of directors, the approval of the members of a company is required for the following matters: (i) a disposition of more than 50% of the company’s assets otherwise than in the regular course of its business; (ii) mergers; (iii) a compulsory redemption of minority shares (as described under the subheading “Compulsory Acquisition” below); (iv) approval or ratification of certain agreements or transactions where a director or liquidator has a conflict of interest; and (v) the rescission of articles of dissolution in the voluntary winding-up of a company.

Under the Company’s Memorandum and Articles of Association, except as described below, the vote of shareholders generally required to pass resolutions is a simple majority of the votes of shares entitled to vote thereon and which were present at the meeting and were voted or, if the resolution is consented to in writing, an absolute majority of all of the votes attaching to the issued and outstanding shares entitled to vote thereon. The approval of not less than two-thirds of the votes of the shares or class of shares entitled to vote thereon and which were present at the meeting and were voted or, if the resolution is consented to in writing, all of the votes attaching to the issued and outstanding shares or class of shares entitled to vote thereon, is required for the following actions: (i) the sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets of the Company other than in the ordinary course of business of the Company; (ii) the merger or consolidation of the Company with another entity, expect where such entity is the wholly owned subsidiary of the Company, the sole shareholder of the Company or is wholly owned by the sole shareholder of the Company; and (iii) the continuation of the Company. The variation of rights attached to a class of shares will require the approval of not less than two-thirds of the votes of the shares of that class entitled to vote thereon which were present at the meeting and were voted or, if the resolution is consented to in writing, all of the votes attaching to the issued and outstanding shares of that class entitled to vote thereon.

As a consequence, when the Company has been continued into the British Virgin Islands, certain actions by the Company that currently require shareholder approval under the OBCA will no longer require such approval (unless the High Court of the British Virgin Islands (“BVI Court”) otherwise orders), and the percentage vote of members required to approve certain matters may be lower than the percentage vote of shareholders currently required to approve such matters.

Proposals of Shareholders

Under the OBCA, a registered holder of shares entitled to vote at an annual meeting of shareholders, or a beneficial owner of shares, may submit to the Company notice of any proposal to be raised at the meeting. If the Company solicits proxies in connection with the meeting, the Company shall set out the proposal in the management information circular for the meeting provided that, among other things: (i) it is submitted at least 60 days before the anniversary of the date of the previous annual meeting, (ii) it has not been submitted in the last two years and was not defeated, or (iii) the right to submit a proposal is not being used to enforce a personal claim or redress a personal grievance. A proposal may include nominations for the election of directors if it is signed by registered holders of not less than 5% of the shares or 5% of the shares of a class of shares of the corporation entitled to vote at the meeting, or by beneficial owners of shares representing in the aggregate the same percentage of shares.

There is no identical provision in the BVI Act. However, the Company’s Articles will provide that members holding at least 10% of the outstanding Common Shares may requesition the directors to call a meeting of members.

Consent of Shareholders in Lieu of Meeting

Under the OBCA, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

Under the BVI Act, subject to any limitations in the Memorandum or Articles of a company, any action that may be taken by the members at a meeting may also be taken by a resolution of members consented to in writing without the need for any notice. Subject to a company’s Memorandum or Articles, such a written resolution may be validly passed, if consented to in writing by members holding shares to which are attached an absolute majority of the votes attaching to all outstanding shares, unless a different percentage is specified in the company’s Memorandum and Articles of Association. The Company’s Memorandum and Articles of Association will provide that such a written resolution may be validly passed provided that if any such resolution is adopted otherwise than by the unanimous written consent of all members, a copy of such resolution shall forthwith be sent to all members not consenting to such resolution. The consent may be in the form of counterparts in like form each counterpart being signed by one or more members.

Inspection Rights

Under the OBCA, a shareholder of a corporation and the shareholder’s agents and legal representatives have the right to inspect copies of the following during the usual business hours of the corporation, free of charge: (i) the articles and by-laws of the corporation, including any amendments, (ii) minutes of meetings and resolutions of shareholders, (iii) a register of directors in which are set out the names and residence addresses (while directors) of all persons who are or have been directors of the Company, (iv) a securities register, (v) copies of the financial statements and reports of the corporation’s auditors and other financial information required by the OBCA, and (vi) a register of disclosures made by directors and officers of their interests in material contracts or proposed material contracts with the corporation. A shareholder has the right to obtain, free of charge, one copy of the articles, by-laws and unanimous shareholders’ agreement of a corporation, including amendments. Applicants who are shareholders of an Ontario corporation, their agents and legal representatives and, where the corporation is a distributing corporation, any other person, may require the corporation to furnish a shareholder list to the applicant upon payment of a reasonable fee and delivery of a statutory declaration as to the name and address of the applicant and to the effect that such list will not be used except in connection with an effort to influence voting by shareholders of the corporation, an offer to acquire shares of the corporation or any other matter relating to the affairs of the corporation.

In addition, under the OBCA, a securityholder of a corporation may apply to the Superior Court of Ontario (“Ontario Court”) for an order directing that an investigation be made of a corporation or of any affiliated corporation.

Under the BVI Act, a member of a company may request in writing to inspect during normal business hours the share register of the company or the books, records, minutes and consents kept by the company and to make copies or extracts therefrom. The relevant company may by resolution of directors determine that it is not in the best interest of the company or of any other member of the company to comply with the request and the company may refuse the request. Upon refusal of the request, the member may apply to the BVI Court for an order allowing inspection.

Pre-emptive Rights

The OBCA provides that if it is so provided in a corporation’s articles, or in a unanimous shareholder agreement, no shares of a class shall be issued unless the shares have first been offered to the shareholders of the corporation holding shares of that class, and those shareholders have a pre-emptive right to acquire the offered shares in proportion to their holdings of the shares of that class, at the same price and on the same terms as those shares are to be offered to others. The articles of the Company do not provide for any such pre-emptive rights.

Under the BVI Act, members of a company do not have any pre-emptive rights unless such rights are provided in the company’s Memorandum or Articles. Neither the Memorandum nor the Articles of the Company will provide for any such pre-emptive rights.

Dividends and Repurchases of Shares

Under the OBCA, the directors may declare and the corporation may pay a dividend by issuing fully paid shares of the corporation and, subject to the solvency test described in the following sentence, a corporation may pay a dividend in money or property. The directors are prohibited from declaring and the corporation is prohibited from paying a dividend if there are reasonable grounds for believing that the corporation is or, after the payment would be, unable to pay its liabilities as they become due, or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes. The OBCA also permits a corporation, subject to its articles, to purchase or otherwise acquire any of its issued shares, provided that no payment to purchase or otherwise acquire shares issued by it may be made unless the solvency test described above is satisfied at the time of, and after, such payment.

Under the BVI Act, subject to any limitations or provisions to the contrary in the Memorandum and Articles of a company, a company may, by resolution of directors, declare and pay dividends in money, shares or other property. Dividends may only be declared if the directors are satisfied that the company is able to satisfy the solvency test set out in the BVI Act.

Under the OBCA, a corporation may, subject to its articles and to the solvency test mentioned below, purchase or redeem any redeemable shares issued by it at prices not exceeding the redemption price thereof stated in the articles or calculated according to a formula stated in the articles. However, a corporation may not make any payment to purchase or redeem any redeemable shares issued by it if there are reasonable grounds for believing that the corporation is or, after the payment, would be unable to pay its liabilities as they become due, or after the payment, the realizable value of the corporation’s assets would be less than the aggregate of its liabilities and the amount that would be required to pay the holders of shares who have a right to be paid, on a redemption or in a liquidation, rateably with or prior to the holders of the shares to be purchased or redeemed.

Under the BVI Act, a company may only redeem its shares if a solvency test similar to the test applicable under the OBCA is satisfied.

Authority to Issue Shares

The OBCA requires that any maximum number of shares which a corporation has the authority to issue be specified in its articles. The articles of the Company currently authorize the Company to issue an unlimited number of Common Shares. The BVI Act requires that the amount of shares without par value that a company has authority to issue must be stated and specified in its memorandum of association or the memorandum of association must state that the company is authorized to issue an unlimited number of shares. The Memorandum and Articles of Association of the Company will provide that the Company will be authorized to issue an unlimited number of ordinary shares without par value.

Amendments to Governing Instruments

Under the OBCA, any change to the articles of a corporation must be approved by special resolution, other than a change in the corporation’s name from a number name to a verbal name. If a proposed amendment requires approval by special resolution, the holders of shares of a class (or of a series of a class, if the proposed amendment would affect such series differently from the other series of shares of such class) are entitled to vote separately as a class or series if the proposed amendment affects the class or series as specified in the OBCA, whether or not the class or series otherwise carries the right to vote.

Under the OBCA, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the board of directors of a corporation may make, amend or repeal by-laws provided that any such by-law, amendment or repeal of a by law must be confirmed at the next meeting of shareholders by the affirmative vote of a majority of the shareholders entitled to vote thereat. Any by-law or amendment is effective when made by the board of directors but ceases to be effective if not confirmed by the shareholders.

Under the BVI Act, subject to any limitation in its Memorandum and Articles of Association, a British Virgin Islands company may amend its Memorandum and Articles of Association by a resolution of members or, where permitted by its Memorandum or Articles or by the BVI Act, by a resolution of directors. The Company’s Memorandum and Articles of Association will provide that an amendment to the Company’s Memorandum and Articles of Association will be subject to the approval of shareholders, or in certain limited circumstances, by its directors.

Director Qualifications

The board of directors of an OBCA corporation that is an offering corporation whose shares are held by more than one person must consist of at least three individuals, at least two of whom are not officers or employees of the corporation or its affiliates. At least one-quarter of the directors of an Ontario corporation must be resident Canadians.

Under the BVI Act, the number of directors must be fixed by the articles of association of a company and subject to any limitation in the Memorandum and Articles of Associationof a company, the articles of association may be amended to change the number of directors, and any amendment may, subject to a company’s Memorandum and Articles of Association, be effected by the company’s directors or members. No such amendment is effective until filed at the Companies Registry. A British Virgin Islands company must have at least one director. The Company’s Articles will provide that the Company’s board of directors shall consist of at least three individuals and no more than ten individuals.

Term of the Board of Directors

Where the articles or a unanimous shareholder agreement of a corporation so provide, the OBCA permits, but does not require, that directors may be elected at a meeting of shareholders for different terms of up to three years. The by-laws of the Company provide that at each annual meeting of shareholders, all the directors then in office shall retire but, if qualified, shall be eligible for re-election.

The BVI Act does not require that the directors elected at a meeting of members be elected for different terms. The Company’s Articles will provide that the directors shall be elected by members for such term as the members determine, including on an annual basis, but such term shall not exceed the close of the third annual meeting of members following the election.

Removal of Directors

Under the OBCA, other than where cumulative voting applies for the election of directors and subject to a unanimous shareholder agreement, the shareholders of a corporation may by ordinary resolution at an annual and special meeting remove any director or directors from office. Where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Under the BVI Act, subject to any limitation in a company’s Memorandum and Articles of Association, a director may be removed from office by a resolution of members or by a resolution of directors. There will be no limitation imposed on such entitlement in the Company’s Memorandum and Articles of Association.

Vacancies on the Board of Directors

Under the OBCA, a quorum of directors may fill a vacancy among the directors, except for the following vacancies, which must be filled by the shareholders: (i) a vacancy resulting from an increase in the number or minimum number of directors, and (ii) a vacancy resulting from a failure to elect the number or minimum number of directors required by the articles of a corporation.

Under the BVI Act, subject to any limitations in a company’s Memorandum and Articles of Association, a vacancy among the directors may be filled by a resolution of members or by a majority of the remaining directors. The Company’s Memorandum and Articles of Association will provide that a vacancy may be filled by a resolution of directors, except a vacancy resulting from an increase in the minimum number of directors or from a failure of shareholders to elect the minimum number of directors. However, directors of the Company may not, between meetings of shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one third times the number of directors to have been elected at the last annual meeting of shareholders.

Fiduciary Duties of Directors

Directors of corporations incorporated or organized under the OBCA and of British Virgin Islands companies have fiduciary obligations to the company. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of “due care” and “loyalty”.

The OBCA provides that every director and officer of a corporation governed by that Act, in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Every director and officer of a corporation governed by the OBCA must comply with the provisions of that Act, the regulations thereunder, and the articles and by-laws and any unanimous shareholder agreement of such corporation. No provision in a contract, the articles, the by-laws or any resolution relieves a director or officer from the duty to act in accordance with the OBCA or the regulations thereunder, or relieves him or her of liability for a breach of either, except where an unanimous shareholder agreement restricts the powers of the directors to manage the business and affairs of a corporation in which case the shareholders incur the liabilities of the directors to the extent to which said powers are restricted and the directors are thereby relieved of their duties and liabilities.

The BVI Act provides that every director of a company incorporated under the BVI Act in performing his functions, shall act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the BVI Act provides that no provision in the Memorandum and Articles of Association of a company incorporated under the BVI Act or in any agreement entered into by the company relieves a director of the company from the duty to act in accordance with the Memorandum and Articles of Association or from any personal liability arising from his management of the business and affairs of the company. Common law duties also apply to directors of British Virgin Islands companies.

Conflict of Interest of Directors and Officers

Subject to certain specified exceptions, the OBCA restricts interested directors from voting on any transactions in which such director has an interest. Interested directors and officers must disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of their interest.

Under the BVI Act, a transaction entered into by a company in respect of which a director is interested is voidable by the company unless the interest was disclosed to the board prior to the company entering into the transaction, or the transaction is approved or ratified by the members, or the company received fair value for the transaction.

Indemnification of Directors, Officers and Others

The OBCA permits indemnification of a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an “Indemnifiable Person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of the corporation, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The by-laws of the Company provide for such indemnification.

Under the OBCA, a corporation may also, with the approval of the Ontario Court, indemnify an Indemnifiable Person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in clauses (i) and (ii) above. In any event, an Indemnifiable Person is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation of the body corporate, if the Indemnifiable Person was substantially successful on the merits in his or her defense of the action or proceeding and fulfills the conditions set out in clauses (i) and (ii) above.

Under the BVI Act, and subject to subsection (2) of Section 132 of the BVI Act (which makes it a condition that the relevant person must inter alia have acted honestly and in good faith) a company may indemnify against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceeding any person who: (i) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company; or (ii) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Subsection (1) of Section 132 of the BVI Act only applies to a person referred to in that subsection if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person has no reasonable cause to believe that his conduct was unlawful. The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful. If a person referred to in subsection (1) of Section 132 of the BVI Act has been successful in defence of any proceedings referred to in the said subsection (1), the person is entitled to be indemnified against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

Director Liability

Under the OBCA, directors who vote for or consent to a resolution authorizing the issue of a share of a corporation for consideration other than money are jointly and severally liable to the corporation to make good any amount by which the consideration received by the corporation is less than the fair equivalent of the money that the corporation would have received if the share had been issued for money on the date of the resolution, provided that a director is not liable pursuant to the foregoing if he proves he did not know and could not reasonably have known that the share was issued for consideration less than the fair equivalent of the money that the corporation would have received had the share been issued for money. In addition, directors who vote or consent to certain resolutions involving payments or distributions by the corporation contrary to the OBCA are jointly and severally liable to restore to the corporation any amounts so paid and the value of any property so distributed and not otherwise recovered by the corporation, unless, in the case of financial assistance by the corporation in contravention of the OBCA, the director proves he did not know and could not reasonably have known that the financial assistance was given contrary to the OBCA. The OBCA does not otherwise permit the substantive limitation of a director’s liability for breach of fiduciary obligations to the corporation, whether through the articles or otherwise.

The BVI Act does not permit the limitation of a director’s liability for breach of fiduciary obligations to the company of which he is a director, whether through the articles or otherwise.

Stockholders’ Suits

Under the OBCA, a current or former registered or beneficial securityholder may apply to the Ontario Court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. No action may be brought unless the complainant has given fourteen days notice to the directors of the corporation or its subsidiary of his intention to apply to court and the court is satisfied that the directors of the corporation or its subsidiaries will not bring, diligently prosecute, defend or discontinue the action, that the complainant is acting in good faith and that it appears to be in the interests of the corporation or its subsidiaries that the action be brought, prosecuted, defended or discontinued.

The OBCA provides that the Ontario Court in a derivative action may make any order it thinks fit including, without limitation; (i) an order authorizing the complainant or any other person to control the conduct of the action; (ii) an order giving directions for the conduct of the action; (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to the former and present securityholders of the corporation or its subsidiary instead of to the corporation or its subsidiary; and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action.

Under British Virgin Islands law, it is a well settled principle that the proper plaintiff for a wrong done to the company is the company itself and so minority shareholders cannot sue directors for wrongs allegedly done to the company in breach of their fiduciary duties. There are however, exceptions to this rule which would allow a member of a company, in limited circumstances, to sue on behalf of the company for a wrong done to the company. These circumstances include (i) “fraud on the minority”, that is where there has been (a) fraud or other breach of duty to the company which not only harms the company but benefits the directors; and (b) control by the alleged wrongdoers of a majority of the company’s shares such that a minority shareholder has no other remedy but to sue derivatively. Other exceptions include (ii) actions to restrain ultra vires or illegal acts and (iii) where the transaction at issue requires a special resolution. In general, British Virgin Islands law permits a member of a British Virgin Islands company in the above mentioned circumstances to sue its directors derivatively on behalf of the company for a wrong done to the company. However, the circumstances in which any such action may be brought and the procedures and the defences that may be available in respect of any such action may result in the rights of members of a British Virgin Islands company being more limited than those of shareholders of an OBCA company. Jurisdiction over such claims rests with the British Virgin Islands High Court of Justice, and there would normally be rights of appeal to the Eastern Caribbean Court of Appeal, and ultimately the Privy Council.

In addition, under British Virgin Islands law, proceedings which are known as “representative proceedings” may be brought, where numerous persons have the same or a similar interest in any proceedings. The Civil Procedure Rules of the Supreme Court of the British Virgin Islands provide that where five or more persons have the same or a similar interest in any proceedings (not being such proceedings as are mentioned in Rule 21.4 of the Civil Procedure Rules of the Supreme Court of the British Virgin Islands) the proceedings may be begun, and the Court may appoint a body having sufficient interest in the proceedings or one or more of those persons to represent all or some of the persons with the same or a similar interest.

Oppression Remedy

The OBCA provides an oppression remedy that enables the Ontario Court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon the application by a complainant that: (i) any act or omission of a corporation or an affiliate effects a result; (ii) the business or affairs of a corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of a corporation or an affiliate are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of, any security holder, creditor, director or officer of the corporation. A complainant means (i) a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a corporation or any of its affiliates; (ii) a director or an officer or a former director of officer of a corporation or of any of its affiliates; or (iii) any other person who, in the discretion of the court, is a proper person to make such application.

Because of the breadth of conduct which can be complained of and the scope of the Ontario Court’s remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation. Under the OBCA, it is not necessary to prove that the directors of a corporation acted in bad faith in order to seek an oppression remedy. Furthermore, the Ontario Court may order the corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).

Section 184B. (1) of the BVI Act provides that if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or the memorandum or articles of the company, the BVI Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the memorandum or articles.

If the BVI Court makes an order under Section 184B. (1) of the BVI Act, it may also grant such consequential relief as it thinks fit. The BVI Court may, on the application of a member of a company, grant leave to that member to bring proceedings in the name and on behalf of that company; or intervene in the proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. Without limiting Section 184B. (1) of the BVI Act, in determining whether to grant leave under that subsection, the BVI Court must take the following matters into account: whether the member is acting in good faith; whether the derivative action is in the interests of the company taking account of the views of the company's directors on commercial matters; whether the proceedings are likely to succeed the costs of the proceedings in relation to the relief likely to be obtained; and whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted under Section 184B. (1) of the BVI Act only if the BVI Court is satisfied that (a) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be or (b) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders or members as a whole.

A member of a company may bring an action against the company for breach of a duty owed by the company to him as a member. Where a member of a company brings proceedings against the company and other members have the same or substantially the same interest in relation to the proceedings, the BVI Court may appoint that member to represent all or some of the members having the same interest and may, for that purpose, make such orders as it thinks fit, including (a) an order as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

A member of company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI Court for an order.

If the BVI Court considers that it is just and equitable to do so, it may make such an order as it thinks fit, including, one or more of the following orders (a) in the case of a shareholder, requiring the company or any other person to acquire the member's shares; (b) requiring the company or any other person to pay compensation to the member; (c) regulating the future conduct of the company's affairs; (d) amending the memorandum or articles of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company; (g) directing the rectification of the records of the company; or (h) setting aside any decision made or action taken by the company or its directors in breach of this Act or the memorandum or articles of the company. Also, members may exercise common law rights to rectify actions which, among other things, are inconsistent with the memorandum or articles, the BVI Act or general law, and which are oppressive or have been exercised in bad faith. Also, a member who has not approved a transaction in which the directors have a conflict of interest and which is proven to be unfairly prejudicial to one or more members is capable of impugning such a transaction. Members may also, in appropriate circumstances, petition for a just and equitable winding-up of a company. The BVI Court's jurisdiction is an equitable one and, even if a petitioner has standing, his petition may nevertheless not be allowed to proceed.

Reorganizations, Arrangements, Extraordinary Transactions

The OBCA provides that certain extraordinary corporate actions, such as certain amalgamations, any continuance, and sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and arrangements, are to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or a series of shares.

Under the BVI Act, the approval of the members of a British Virgin Islands company is required for (i) a disposition of more than 50% of the company’s assets other than in the regular course of its business; (ii) mergers; (iii) subject to the company’s Memorandum and Articles of Association, a winding-up of the company; and (iv) the rescission of articles of dissolution in the voluntary winding-up of a company. The vote of members required to pass resolutions approving such matters is a simple majority of votes cast at a meeting (or such other percentage vote as is specified in the articles) or an absolute majority of the votes attaching to all of the issued and outstanding shares, if such resolution is consented to in writing (or such other percentage vote as is specified in the articles).

Such matters as take-over bids, issuer bids or self tenders, going-private transactions and transactions with directors, officers, significant shareholders and other related parties to which the Company is a party are subject to regulation by Canadian provincial securities legislation and administrative policies and rules of Canadian securities administrators. Such legislation and administrative policies and rules will continue to apply to the Company after the Continuance. Such legislation and administrative policies and rules may impose shareholder approval requirements in addition to the foregoing.

Dissent and Appraisal Rights

The OBCA provides that the shareholders of an Ontario corporation entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. Such matters include: (i) an amendment to its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation; (ii) an amendment to its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on; (iii) any amalgamation with another corporation (other than certain affiliated corporations); (iv) continuance under the laws of another jurisdiction; (v) the sale, lease or exchange of all or substantially all its property other than in the ordinary course of business; or (vi) the arrangement of the corporation.

Although formal rights of dissent are not afforded to shareholders on a take-over bid, rights that are substantively similar to dissent rights are available to the offerees of a take-over bid. When a successful take-over bid occurs and the offeree does not accept such bid, such offeree may, amongst other things, demand payment of the fair value of his, her or its shares by notifying the offeror and applying to the Ontario Court to fix the fair value of such shares.

Dissent rights may be granted by the Ontario Court in connection with a court approved arrangement of a corporation as the Ontario Court may make any order that it sees fit. Typically, dissent rights are granted by the Ontario Court when the arrangement is effecting an act that could be completed under another provision of the OBCA but is impracticable to do so and such act would give rise to dissent rights under that other provision.

A properly dissenting shareholder is also entitled to elect to receive the appraised value of his or her shares in connection with certain compulsory acquisitions, as described below under the heading “Compulsory Acquisition”.

Under the BVI Act, a member of a company may dissent from certain transactions and receive payment upon redemption of his shares. Members may dissent from the following actions:

(i)

a merger, if the company is a constituent company (being an existing company that is participating in a Arrangement or consolidation with one or more other existing companies) unless the company is the surviving company and the member continues to hold the same or similar shares;

(ii)	consolidation, if the company is a constituent company;

(iii)

the sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in its usual or regular course of business (other than a disposition pursuant to an order of a court having jurisdiction in the matter, a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, and certain transfers of assets of the company in trust for the benefit of the company, its members or creditors or any other person having a direct or indirect interest in the company);

(iv)	an arrangement, if permitted by the BVI Court; and

(v)	a compulsory redemption of shares by a company (as described below under the subheading “Compulsory Acquisition”).

Section 179 of the BVI Act sets forth a detailed procedure for exercising the right to dissent and for determination of a fair value for the dissenter’s shares.

Generally, under the BVI Act, where a member has given notice of his election to dissent the company must make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for the shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares. If the company and dissenting member fail, within the aforementioned period of thirty days to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period of thirty days expires, the following applies:

(i)	the company and the dissenting member shall each designate an appraiser;

(ii)	the two designated appraisers together shall designate a third appraiser;

(iii)

the three appraisers shall fix the value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of the members authorizing the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(iv)	the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

Compulsory Acquisition

Under the OBCA, where over 90% of the shares of a corporation (other than shares held at the date of the bid by or on behalf of the bidder or an affiliate or associate of the bidder) are acquired pursuant to a take-over bid or issuer bid, the bidder, by complying with the provisions of the OBCA, can force the non-tendering shareholders to either sell their shares on the same terms as the tendering shareholders, or to demand payment from the corporation of the fair value of their securities in exchange for the surrender of their securities to the corporation.

Under the BVI Act, subject to any limitations in a company’s Memorandum and Articles of Association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described above under the subheading “Dissent and Appraisal Rights”.

Transferability of Shares

Unless the articles of a corporation contain a restriction on the transfer of shares, under the OBCA, shares are presumed to be freely transferable. The Company’s articles do not contain any restriction on the transfer of shares.

Subject to any limitations or provisions to the contrary in its memorandum or articles, registered shares of a company incorporated under the BVI Act may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. In the absence of a written instrument of transfer, the directors may accept such evidence of a transfer of shares as they consider appropriate. The Company’s Memorandum and Articles of Association will not contain restrictions on the transfer of Common Shares.

Return of Capital on Winding-Up, Liquidation or Dissolution of the Company

Under the OBCA, the holders of common shares have the right to receive the remaining property of a corporation on dissolution. Under the BVI Act, members are entitled to the surplus assets of a corporation on liquidation, subject to the rights attached to those shares as set out in the memorandum.

Borrowing Powers

Unless the articles, bylaws or a unanimous shareholders agreement relating to a corporation otherwise provide, the OBCA provides that the directors of a corporation may, without authorization of the shareholders, (a) borrow money on the credit of the corporation, (b) issue, reissue, sell or pledge debt obligations of the corporation, (c) give a guarantee on behalf of the corporation to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation. The articles and by-laws of the Company do not restrict these powers of the directors, nor is the Company subject to a unanimous shareholders agreement.

Under the BVI Act directors have similar powers, unless provided otherwise in the memorandum or articles of association. The Company’s Memorandum and Articles will not restrict such powers and the Company will not be subject to a unanimous shareholders agreement upon Continuance.

Required Approval

The Continuance and the Name Change are subject to the approval of the Shareholders at the Meeting. In order to become effective, the Continuance Resolution must be approved by a majority of not less than two-thirds of the votes cast by shareholders of the Company at the Meeting. The Board of Directors has unanimously approved the Continuance and recommends that shareholders of the Company vote in favour of the Continuance Resolution.

Proxies received in favour of management will be voted in favour of the Continuance Resolution, unless the shareholder has specified in the proxy that his, her or its Common Shares are to be voted against the resolution. In the event the Continuance Resolution does not receive the requisite shareholder approval, the Company will not proceed with the Continuance and the name of the Company will not be changed. Also, the applicable condition set out in the Arrangement Agreement will not be satisfied and Rio Verde will have the right to terminate the Arrangement. It should be further noted that if holders of Common Shares representing in excess of 5% of the number of Common Shares issued and outstanding prior to the Meeting will have exercised any applicable rights of dissent with respect to the Continuance, Rio Verde will have the right to terminate the Arrangement Agreement. If the Arrangement is not completed, the Company will have no material assets, no source of funding and no business prospects.

Subsection 181(1) of the OBCA provides that the continuance of an Ontario corporation in another jurisdiction requires the approval of the corporation’s shareholders. Shareholder approval is also required under the OBCA for the change of a corporation’s name. Shareholders at the Meeting will be asked to consider and, if though advisable, to pass, with or without variation, a special resolution to approve the Continuance and the Name Change. The form of Continuance Resolution is annexed as Appendix “A” to this Management Information Circular.

Subsection 185(1)(d) of the OBCA provides that if a corporation resolves to continue under another jurisdiction as provided for under sectioni 181, shareholders entitled to vote on the resolution may dissent. See “Rights of Dissent” below.

Rights of Dissent

Pursuant to the provisions of the OBCA, a shareholder is entitled to dissent and be paid the “fair value” of such shareholder’s Common Shares if such shareholder objects to the Continuance Resolution and the Continuance Resolution becomes effective. The procedure to be followed by a shareholder who intends to dissent (a “Dissenting Shareholder”) from the Continuance Resolution and who wishes to require the Company to acquire the Dissenting Shareholder's common shares and pay the fair value thereof, determined as of the close of business on the last business day before the day on which the Continuance Resolution is adopted, is set forth in section 185 of the OBCA.

Section 185 provides that a Dissenting Shareholder may only make a claim under section 185 with respect to all the shares of a class held by the Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. One consequence of this provision is that a Dissenting Shareholder may only exercise the right to dissent under section 185 in respect of shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited (“CDS”)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder’s behalf (which, if the shares are registered in the name of CDS or another clearing agency, would require that the shares first be reregistered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A Dissenting Shareholder who wishes to invoke the provisions of section 185 of the OBCA must send a written objection to the Continuance Resolution to the Company at its registered office at Suite 806, 390 Bay Street Toronto, Ontario, Canada, M5H 2Y2, Attention: President, at or before the Meeting (“a dissent notice”) unless the Company did not give notice to the shareholder of the purpose of the meeting and of his or her right to dissent. The OBCA does not provide, and the Company will not assume, that a vote against the Continuance Resolution approving the Continuance constitutes a dissent notice. An application by the Company, or by a Dissenting Shareholder if he has sent a dissent notice as described above, may be made to the Ontario Court by originating notice, after the adoption of the Continuance Resolution approving the Continuance, to fix the fair value of the shares held by the Dissenting Shareholder. The fair value is to be determined as of the close of business on the last business day before the date on which the Continuance Resolution was adopted. If an application is made to the Ontario Court, the Company shall, unless the Ontario Court otherwise orders, send to each Dissenting Shareholder, at least ten days before the date on which the application is returnable if the Company is the applicant or within ten days after the Company is served with a copy of the originating notice if the Dissenting Shareholder is the applicant, a written offer to pay an amount considered by the Board of Directors of the Company to be the fair value of the shares. Every such offer is to be made on the same terms and is to contain or be accompanied by a statement showing how the fair value was determined.

Dissenting Shareholders will not have any right other than those granted under the OBCA to have their shares appraised or to receive the fair value thereof.

The foregoing is a summary only of the rights of dissenting shareholders and is qualified in its entirety by the provisions of Section 185 of the OBCA as set out in Appendix “F” to the Circular. The provisions of Section 185 of the OBCA are technical and complex. The Company is not required to notify, and the Company will not notify, Shareholders of the time periods within which action must be taken in order for a shareholder to perfect the Shareholder's dissent rights. It is recommended that any Shareholder desiring to exercise a right to dissent should seek legal advice as failure to comply strictly with the provisions of the OBCA may prejudice any such rights.

5.	THE CONSOLIDATION

At the Meeting, or any adjournment thereof, shareholders of the Company will be asked to consider and, if deemed advisable, pass with or without variation, a special resolution as set forth in Appendix “C” to the Circular (the “Consolidation Resolution”) approving an amendment to the articles of incorporation of the Company so as to consolidate the Company’s issued and outstanding 1,900,000 Common Shares into 950,000 Common Shares on the basis of one Common Share for every two Common Shares issued and outstanding (the “Consolidation”).

Reasons for the Consolidation

On January 17, 2011, the Company entered into a letter of intent (the “Letter of Intent”), as amended January 31, 2011, with Rio Verde with respect to a proposed business combination. Pursuant to the Letter of Intent, and subject to the negotiation of a definitive agreement, Rio Verde and the Company agreed to combine their respective businesses and operations by means of a “reverse take-over” of the Company by Rio Verde. The Letter of Intent provided that each holder of Common Shares of the Company would receive one share of the post-amalgamation continuing corporation for every two (2) Common Shares held prior to the amalgamation.

Following negotiation between the parties, the transaction has been structured as a plan of arrangement (the “Plan of Arrangement”) under the BVI Act. The terms and conditions of the arrangement are set out in the Arrangement Agreement. To facilitate the tax-efficient distribution by Talon of its Rio Verde Shares to the shareholders of Talon, the Plan of Arrangement contemplates that Talon will incorporate a newly formed subsidiary, Talon Spinco, which will hold the Rio Verde shares presently held by Talon. Pursuant to the Plan of Arrangement, Rio Verde shares and Talon Spinco shares will be cancelled and exchanged for Common Shares of the Corporation on a one-for-one basis, with the result being that the former holders of Rio Verde shares (including former Talon Spinco shareholders) will hold approximately 98.4% of the outstanding Common Shares, and current holders of Common Shares will hold the remaining 1.6% of the outstanding Common Shares.

Required Approval

The Consolidation is subject to the approval of the Shareholders at the Meeting. In order to become effective, the Consolidation Resolution must be approved by a majority of not less than two-thirds of the votes cast by shareholders of the Company at the Meeting. The Board of Directors has unanimously approved the Consolidation and recommends that shareholders of the Company vote in favour of the Consolidation Resolution.

Proxies received in favour of management will be voted in favour of the Consolidation Resolution, unless the shareholder has specified in the proxy that his, her or its Common Shares are to be voted against the resolution. In the event the Consolidation Resolution does not receive the requisite shareholder approval, the Company will not proceed with the Consolidation. Also, the applicable condition set out in the Arrangement Agreement will not be satisfied and Rio Verde will have the right to terminate the Arrangement. If the Arrangement is not completed, the Company will have no material assets, no source of funding and no business prospects.

Procedure for Exchange of Share Certificates by Shareholders

The details of the procedures for the deposit of share certificates representing Common Shares, and the delivery by Olympia Transfer Services Inc. (the “Depository”) of new share certificates representing the post-Consolidation Common Shares are set out in the Letter of Transmittal accompanying the Circular. Shareholders who have not received a Letter of Transmittal should contact the Company.

Upon receipt by the Depository of shareholders’ properly completed Letters of Transmittal, together with their share certificates, the Depository will forward to the shareholders, on or as soon as practicable after the effective date of the Arrangement (the “Effective Date”), share certificates representing the post-Consolidation Common Shares to which they are entitled. Once shareholders surrender their share certificates, they will not be entitled to sell the securities to which those certificates relate.

No certificates representing fractional post-Consolidation Common Shares will be issued. Persons otherwise entitled to receive fractional Common Shares will instead receive Common Shares rounded up to the nearest whole number.

Shareholders who forward properly completed Letters of Transmittal, together with their share certificates, prior to the Effective Date will be forwarded the share certificates to which they are entitled as soon as practicable after the Effective Date. The Depository will forward to shareholders who after the Effective Date deposit their properly completed Letters of Transmittal, together with their share certificates, the share certificates to which they are entitled as soon as practicable following receipt thereof by the Depository.

If the Arrangement is not completed, all transmitted share certificates will be returned forthwith to the shareholders entitled thereto, without charge. It is recommended that shareholders complete and return their Letters of Transmittal to the Depository as soon as possible before the Meeting but in any event prior to the Effective Date. All share certificates deposited with the Depository may be withdrawn at any time prior to the Effective Date.

Any use of the mail to transmit a share certificate representing Common Shares and the related Letter of Transmittal is at the risk of the shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Where a share certificate representing Common Shares has been destroyed, lost or misplaced, the registered holder of that certificate should immediately contact the Company regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by the Company in connection with the issuance of a replacement certificate.

6.	ADOPTION OF THE STOCK OPTION PLAN

At the Meeting, or any adjournment thereof, Shareholders will be asked to consider and, if deemed advisable, pass with or without variation, a resolution as set forth in Appendix “D” to the Circular (the “Stock Option Plan Resolution”), adopting the proposed stock option plan of the resulting issues (the “Stock Option Plan”). The full text of the proposed Stock Option Plan is attached hereto as Appendix “E”. If approved, the Stock Option Plan will become effective upon the completion of the Arrangement. In the event that the Arrangement is not approved by the shareholders of Rio Verde and EM Subco, the Stock Option Plan will not be implemented and will be of no effect.

About the Stock Option Plan

The Stock Option Plan will reserve for issuance, pursuant to its terms, up to 10% of the total number of Common Shares issued and outstanding from time to time.

The purpose of the Stock Option Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and to benefit from its growth. Pursuant to the terms of the Stock Option Plan, options may be granted based upon recommendation of the board or a committee appointed thereby to administer the Stock Option Plan. However, no options can be granted to an optionee if the total number of Common Shares issuable to such optionee under the plan would, together with any Common Shares reserved for issuance to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Common Shares at the date of grant. In addition, no options can be granted if such grant could result, at any time, in (i) the number of Common Shares reserved for issuance pursuant to the Stock Option Plan together with other share compensation arrangements granted to insiders of the Company exceeding 10% of the issued and outstanding Common Shares; or (ii) the number of Common Shares issued to insiders of the Company, within a one-year period, pursuant to the plan together with other share compensation arrangements exceeding 10% of the issued and outstanding Common Shares.

Other than as permitted by applicable securities laws and the policies of the applicable stock exchange on which the Common Shares are listed, all options will be non-assignable, other than by will or by the laws of descent and distribution. Options may be granted for a term not exceeding ten years. The Common Shares to be purchased upon exercise of each option must be paid for in full by the grantee at the time of exercise. The board or the committee appointed to administer the Stock Option Plan will have complete discretion to set the terms of the vesting schedule for each option granted.

Options may be granted under the Option Plan only to directors, officers, employees and consultants of the Company or to their permitted assigns, subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time.

The exercise price of options issued may not be less than the market price of the Common Shares at the time the option is granted. Upon exercise in accordance with the terms thereof, each option entitles the holder thereof to acquire one Common Share.

If, before the expiry of an option in accordance with the terms thereof, an optionee shall cease to be an eligible person under the Stock Option Plan for any reason other than his or her resignation of employment or the termination for “cause” of his or her employment with the Company or any related entity, then the optionee may exercise the option to the extent that he or she was entitled to do so at the time of such termination, at any time up to and including, but not after, a date that is three months (or such other longer period as may be determined by the board in its sole discretion) following the date of termination. On the death of an optionee, the optionee’s legal representative may exercise the option to the extent that the optionee was entitled to do so at the time of such death, at any time up to and including, but not after, a date that is 12 months from the date of death.

Subject to applicable regulatory requirements, the board of directors can, without shareholder approval, amend, suspend, terminate or discontinue the Stock Option Plan and may amend the terms and conditions of options granted pursuant to the plan. Provided, however, that if the board wishes to increase the maximum percentage of issued and outstanding Comon Shares available for issuance under the plan or extend the term of an outstanding option or reduce the option price of options granted to insiders of the Company pursuant to the plan, shareholder approval will be required.

In order to comply with tax withholding requirements under the Income Tax Act ( Canada) (the “Tax Act”), f the Company is required under the Tax Act or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with the exercise or disposition of options by an optionee or otherwise in connection with the options or shares issuable thereunder, then the optionee must, concurrently with the exercise or disposition (i) pay the Company an amount equal to the required tax remittance, (ii) authorize the Company to sell in the market a portion of the Common Shares being issued upon exercise of the options as is required to realize cash proceeds to fund the required tax remittance, or (iii) make other acceptable arrangements to fund the required tax remittance.

Required Approval

The Stock Option Plan is subject to the approval of the shareholders of the Company. In order to become effective, the Stock Option Plan Resolution must be approved by at least a majority of the votes cast by shareholders of the Company at the Meeting. The Board of Directors has unanimously approved the Stock Option Plan and recommends that shareholders vote in favour of the Stock Option Plan Resolution.

Proxies received in favour of management will be voted in favour of the share option plan resolution, unless the shareholder has specified in the proxy that his, her or its shares are to be voted against the resolution. In the event the Stock Option Plan Resolution does not receive the requisite shareholder approval, the Company will not proceed with the adoption of the Stock Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company currently has the following NEO: Eduard H. Ludwig, President and Chief Executive Officer. The Company does not currently have a CFO. Dennis H. Peterson, a director of the Company, acts in the capacity of CFO.

Compensation Discussion and Analysis

The Compensation Committee of the Company’s Board is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the board with respect to the compensation of the Company’s executive officers. The Compensation Committee ensures that total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options, a significant component of executive compensation. This approach is based on the assumption that the performance of the Common Share price over the long term is an important indicator of long term performance.

As the Company currently has limited operations, NEOs do not have any formal compensation arrangements. Eduard H. Ludwig, the President and CEO, is paid for geological services provided from time to time at arm’s length rates. During the twelve months ended December 31, 2008, Dennis H. Waddington served as CFO and was paid $750 per month on a consulting basis until he resigned on September 30, 2008. Since that time, Dennis H. Peterson, a director of the Company, has served as acting CFO for no compensation. It is anticipated that if the Company becomes substantially more active, it will adopt formal compensation mechanisms that would be consistent with comparable junior exploration companies.

Summary Compensation Table

The table below sets forth information concerning the compensation of the Named Executive Officer for the fiscal years ended December 31, 2010 and December 31, 2009.

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	No-Equity Incentive Plan Compensation		Pension Value ($)	All Other Comp- ensation ($)	Total Comp- ensation ($)
					Annual Incentive Plans ($)	Long- Term Incentive Plans ($)
Eduard H. Ludwig, President & CEO	2010 2009	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

There were no awards outstanding under any share-based or option-based plans of the Company at the end of the most recently completed financial year.

Pension Plan Benefits

There are no pension plan benefits in place for the NEOs.

Termination and Change of Control Benefits

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a NEO of the Company, in connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The Company is not party to any compensation plan or arrangement with NEOs resulting from the resignation, retirement or the termination of employment of such person.

Director Compensation

During the year ended December 31, 2010, the directors of the Company received no remuneration for serving as members of the board of directors or as consultants or experts.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers, or their respective associates or affiliates, are or have been indebted to the Company at any time since its incorporation on April 8, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns more than 10% of the Common Shares of the Company, or any known associate or affiliate of such persons in any transaction since incorporation or in any proposed transaction which materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

The Company does not have any formal compensation arrangements with any Named Executive Officer. Mr. Ludwig, the President and Chief Executive Officer of the Company, is paid for geological services perfomed from time to time at arm’s length rates (although received no such compensation during the fiscal years ended December 31, 2010 and December 31, 2009). Mr. Peterson, a director of the Company serves as Acting Chief Financial Officer for no compensation.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of its last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in the Circular.

STATEMENT OF CORPORATE GOVERNANCE

Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board has confirmed the strategic objective of the Company is seeking out and exploring mineral bearing deposits with the intention of developing and mining the deposit or proving the feasibility of mining the deposit for others.

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires the Company to disclose its corporate governance practices by providing in the Circular the disclosure required by Form 58-101F2. National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses and becomes more active in operations.

Form 58–101F2 – Corporate Governance Disclosure (Venture Issuers)

Board of Directors

The Board is currently composed of three (3) directors. Form 58-101F1 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 – Audit Committees (“NI 52-110)”, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Of the proposed nominees only Eduard H. Ludwig, President and Chief Executive Officer is an "inside" or management director and accordingly is considered not “independent". The remaining two (2) proposed directors are considered by the Board to be "independent", within the meaning of NI 52-110. In assessing Form 58-101 F1 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Directorships

The following table sets forth the directors of the Company who currently hold directorships with other reporting issuers:

Name of Director	Reporting Issuer
Eduard H. Ludwig	God’s Lake Resources Inc. (CNSX)
Dennis H. Peterson	Probe Mines Limited (TSXV); Zazu Metals Corporation (TSX)
Ian A. Shaw	PelangioZazu MetalsExplorationCorporationInc. (TSX)(TSXV)

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. The Board’s continuing education is typically derived from correspondence with the Company’s legal counsel to remain up to date with developments in relevant corporate and securities’ law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the Business Corporations Act (Ontario), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

Nomination of Directors

The recruitment of new directors has generally resulted from recommendations made by directors and shareholders. The assessment of the contributions of individual directors has principally been the responsibility of the Board. Prior to standing for election, new nominees to the Board are reviewed by the entire Board.

Compensation

To determine compensation payable, the independent directors review compensation paid for directors and Chief Executive Officers of companies of similar size and stage of development and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.

Other Board Committees

In addition to the Audit Committee, the Company has established a Corporate Governance Committee, a Nominating Committee and a Compensation Committee.

Assessments

Currently the Board takes responsibility for monitoring and assessing its effectiveness and the performance of individual directors, its committees, including reviewing the board’s decision-making processes and the quality of information provided by management, and among other things:

  overseeing strategic planning;

  monitoring the performance of the Company’s assets;

  evaluating the principal risks and opportunities associated with the Company’s business and overseeing the implementation of appropriate systems to manage these risks;

  approving specific acquisitions and divestitures;

  evaluating senior management;

  overseeing the Company’s internal control and management information systems;

AUDIT COMMITTEE INFORMATION REQUIRED IN
THE INFORMATION CIRCULAR OF A VENTURE ISSUER

NI 52-110 requires that certain information regarding the Audit Committee of a “venture issuer” (as that term is defined in NI 52-110) be included in the management information circular sent to shareholders in connection with the issuer’s annual meeting.

Audit Committee Charter

The full text of the charter of the Company’s Audit Committee is attached hereto as Appendix “H”.

Composition of the Audit Committee

The Audit Committee members are Eduard H. Ludwig, Dennis H. Peterson and Ian A. Shaw, each of whom is a director, financially literate and considered independent in accordance with NI 52-110, except for Eduard H. Ludwig, the President and Chief Executive Officer of the Company.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Name of Member	Education	Experience
Eduard H. Ludwig	B.Sc. (Geology), Laurentian University	Consulting Geologist and previous experience as director and senior officer of junior exploration reporting issuers
Dennis H. Peterson	B.Comm., Queen's University; LL.B., University of Toronto	Securities lawyer and the principal of Peterson Law Professional Corporation, a Toronto-based securities law boutique focusing on resource companies

Name of Member	Education	Experience
Ian A. Shaw	Chartered Accountant, B.Comm., University of Toronto	Chartered Accountant and Managing Director of Shaw & Associates, a provider of financial management services; previous experience as a director and senior officer of junior exploration reporting issuers

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company’s Board.

Reliance on Exemptions in NI 52-110 regarding De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

1.

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit); or

2.	an exemption from the requirements of NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Charter.

Audit Fees

The following table provides detail in respect of audit, audit related, tax and other fees paid by the Company to the external auditor for professional services:

	Year ended		Year ended
	December 31, 2010		December 31, 2009
Audit Fees	$10,000		$7,500
Audit-related Fees	Nil	$	,3,000
Tax fees	$1,500		Nil
All other fees	Nil		Nil

Audit Fees – Audit fees were paid for professional services rendered by the auditor for the audit of the Company’s annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees – Audit-related fees were paid for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.

Tax Fees – Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

All Other Fees – No other fees were billed by the auditor of the Company.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting of shareholders other than as set forth in the Notice of Meeting. However, if other matters which are not known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

The Company will provide to any shareholder, upon written request to the Chairman of the Company at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2; Telephone: (416) 777-6772; Facsimile: (416) 352-5693, a copy of:

1.1 the audited financial statements of the Company for its most recently completed financial period, together with the management’s discussion and analysis of such financial results and the auditor’s report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Company that have been filed for any period after the end of its most recently completed financial period; and

1.2 this management information circular.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information about the Company may be found in the Company’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial period.

GENERAL

The contents and the sending of the Notice of Meeting and this management information circular to each shareholder of the Company entitled thereto, each director of the Company, the auditors of the Company and, where required, all applicable securities regulatory authorities have been approved by the Board.

DATED at Toronto, Ontario, this 5th day of May, 2011.

“Eduard H. Ludwig” (signed)

Eduard H. Ludwig
President and Chief Executive Officer

APPENDIX “A”

DIRECTOR RESOLUTION

“BE IT RESOLVED THAT:

1.

the election of Eduard H. Ludwig, Dennis H. Peterson and Ian A. Shaw as directors of EM Resources Inc. (the “Company”) to hold office until the earlier of: (i) the next annual meeting of the shareholders of the Company or until their successors are elected or appointed; or (ii) the completion of the reverse take-over of the Company by Rio Verde Minerals Corporation pursuant to the plan of arrangement (the “Arrangement”) is hereby approved; and

2.

the election of David M. Beatty, Warren E. Newfield, Julio Carvalho, Stuart Comline and Luis M.F. Azevedo as directors of the Company to hold office immediately upon completion of the Arrangement until the next annual meeting of the shareholders of the Company, or until their successors are elected or appointed, is hereby approved.”

APPENDIX “B”

CONTINUANCE RESOLUTION

“BE IT RESOLVED THAT:

1.

the continuance of EM Resources Inc. (the “Company”) under the laws of the British Virgin Islands pursuant to the BVI Business Companies Act, 2004, as amended (the “Continuance”) and the change of the name of the Company to “Rio Verde Minerals Corp.” or such other name as may be determined by the board of directors of the Company, such change to be effected concurrently with the Arrangement (as described in the Circular) (the “Name Change”), upon the terms described in the management information circular of the Company dated May 5, 2011 (the “Circular”), is hereby approved;

2.

the Memorandum and Articles of Association, in substantially the form attached as Appendix “G” to the Circular, are hereby approved, and the directors are authorized to make such additions or deletions to the form of Memorandum and Articles of Association as the directors may deem necessary or advisable to give effect to this resolution;

3.	the application by the Company to the Director under the Business Corporations Act (Ontario) for authorization to permit the Continuance is hereby authorized approved;

4.	the filing by the Company of the Memorandum and Articles of Association with the Registrar of Corporate Affairs in the British Virgin Islands is hereby authorized and approved;

5.

any officer or director of the Company is hereby authorized for and on behalf of the Company, to execute all documents and to do all acts and things necessary or advisable to give effect to these resolutions, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination; and

6.

notwithstanding that the foregoing resolutions have been passed by the Shareholders of the Company, the directors of the Company are hereby authorized and empowered, in their absolute discretion, to determine whether or not to proceed with (or to abandon) the Continuance and the Name Change and the transactions contemplated in connection therewith further approval, ratification or confirmation by the Shareholders of the Company.

APPENDIX “C”

CONSOLIDATION RESOLUTION

“BE IT RESOLVED THAT:

1.

The consolidation of the 1,900,000 outstanding common shares of EM Resources Inc. (the “Company”) into 950,000 common shares, upon the terms and conditions described in the management information circular of the Company dated May 5, 2011 (the “Circular”), is hereby approved.

2.

Any officer or director of the Company is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.”

APPENDIX “D”

STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED THAT:

1.	The form of stock option plan (the “Stock Option Plan”) attached as Appendix “E” to the management information circular of EM Resources Inc. (the “Company”) dated May 5, 2011, is hereby approved; and

2.

Any one officer or director of the Company is hereby authorized, for and on behalf of the Company to execute and deliver all such documents and instruments and to do all other acts and things as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.”

APPENDIX “E”

FORM OF STOCK OPTION PLAN

ARTICLE 1 - PURPOSE OF THE PLAN

1.1           The purpose of the Plan is to provide an increased incentive for Eligible Persons to contribute to the future success and prosperity of the Corporation through a proprietary interest in the Corporation, thus enhancing the value of the Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its Related Entities to attract and retain individuals of exceptional skill.

ARTICLE 2 - DEFINED TERMS

1.2           Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Board” means the Board of Directors of the Corporation;

(b)	“Change of Control” means any of the following:

(i)

the date of an acquisition of securities of the Corporation (including securities convertible into Shares and/or other securities of the Corporation ("Convertible Securities")) as a result of which a person or group other than one or more present control persons (as defined in the Securities Act (Ontario) in respect of the Corporation (an "Acquiror") owns beneficially Shares or other securities of the Corporation and/or Convertible Securities such that, assuming the conversion of Convertible Securities owned beneficially by the Acquiror but not by any other holder of Convertible Securities, the Acquiror would own beneficially (a) not less than 30% of the Shares or (b) shares which would entitle the holders thereof to cast not less than 30% of the votes attaching to all shares in the capital of the Corporation which may be cast to elect directors of the Corporation;

(ii)

the date of an amalgamation, merger or other business combination of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation, merger or other business combination of the Corporation with or into a subsidiary of the Corporation; or (b) an amalgamation, merger or other business combination of the Corporation unanimously recommended by the Board provided that the former holders of Shares receive, in the aggregate and in their capacities as such, shares of the amalgamated, merged or resulting entity having attached thereto not less than 40% of the votes attached to all shares of such amalgamated, merged or resulting entity);

(iii)

the election at a meeting of the Corporation’s shareholders of that number of persons which would represent a majority of the Board as directors of the Corporation, who are not included in the slate for election as directors proposed to the Corporation’s shareholders by management of the Corporation or a transaction or series of transactions as a result which a majority of the directors of the Corporation are removed from office at any annual or special meeting of shareholders, or a majority of the directors of the Company resign from office over a period of 60 days or less, and the vacancies created thereby are filled by nominees proposed by any person other than directors or management of the Corporation in place immediately prior to the removal or resignation of the directors;

(iv)

the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii) or (iv) referred to above; or

(v)

a determination by the Board that there has been a change, whether by way of a change in the holding of the Shares of the Corporation, in the ownership of the Corporation’s assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

(c)	“Committee” means the compensation committee of the Board;

(d)	“Corporation” means EM Resources Inc. and includes any successor corporation thereto;

(e)	“Eligible Person” means:

(i) a director, officer, employee or Service Provider of the Corporation or any Related Entity (an “Eligible Individual”); or

(ii)

a permitted assign (a “Permitted Assign”) means (a) the spouse of the Eligible Individual, (b) a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Eligible Individual or his or her spouse, or (c) a holding entity (as such term is defined in NI 45-106) of the Eligible Individual or his or her spouse;

(f)	“Insider” has the meaning set forth in the applicable rules of the TSX;

(g)	“Market Price” at any date in respect of the Shares means the closing price of the Shares on the TSX on the trading day immediately preceding such date;

(h)	“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions;

(i)	“Option” means an option to purchase Shares granted to an Eligible Person under the Plan;

(j)	“Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

(k)	“Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option, or a portion thereof;

(l)	“Plan” means this Stock Option Plan, as the same may be further amended or varied from time to time;

(m)	“Related Entity” means the Corporation, a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation;

(n)	“Service Provider” means a consultant as such term is defined in NI 45-106 and includes a service provider as such term is defined in clause 613(b) of the TSX Company Manual;

(o)

“Shares” means the ordinary shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(p)	“TSX” means the Toronto Stock Exchange.

ARTICLE 3- ADMINISTRATION OF THE PLAN

3.1           The Plan shall be administered by the Committee under the supervision of the Board.

3.2           The Committee shall recommend to the Board, and the Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares covered by each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3           Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee.

ARTICLE 4- SHARES SUBJECT TO THE PLAN

4.1           Subject to adjustment as provided in Article 8 hereof, the Shares to be offered under the Plan shall consist of the Corporation’s authorized but unissued Shares. The aggregate number of Shares issuable upon the exercise of all Options granted under the Plan and under all other share compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Shares as at the date of grant of each Option under the Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Plan or be exercised, the Shares subject thereto shall again be available for the purpose of the Plan.

ARTICLE 5- ELIGIBILITY; GRANT AND TERMS OF OPTIONS

5.1           Options may be granted to any Eligible Person in accordance with this Article 5.

5.2           Options may be granted by the Corporation pursuant to the recommendations of the Committee from time to time provided and to the extent that such decisions are approved by the Board.

5.3           Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee and recommended to the Board.

5.4           Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall be in no circumstances lower than the Market Price on the date of which the grant of the Option is approved by the Board. Notwithstanding the foregoing, in the event that the Shares are not listed on any stock exchange on the date on which the grant of an Option is approved by the Board, the Option Price for such Option shall be determined by the Board. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.5           No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under the Plan, together with any Shares reserved for issuance to such Optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Shares at the date of grant.

5.6           No Options shall be granted to an Optionee if such grant could result, at any time, in:

(a)	the number of Shares reserved for issuance pursuant to the Plan together with other share compensation arrangements granted to Insiders exceeding 10% of the issued and outstanding Shares; or

(b)	the number of Shares issued to Insiders, within a one-year period, pursuant to the Plan together with other share compensation arrangements exceeding 10% of the issued and outstanding Shares.

5.7           An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.8           For the purposes of this Article 5, the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to the Plan or other stock options, stock option plans, employee stock purchase plans or other compensation or incentive mechanisms, over a preceding one-year period and “associate” means any person associated with such Insider.

ARTICLE 6- TERMINATION OF EMPLOYMENT AND DEATH

6.1           Subject to Sections 0, 6.3 and 6.4 hereof and to any express resolution passed by the Board with respect to an Option, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2           If, before the expiry of an Option in accordance with the terms thereof, an Optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation of employment or the termination for “cause” of his or her employment with the Corporation or any Related Entity, then the Optionee may:

(a)

exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)

with the prior written consent of the Board or the Committee, which consent may be withheld in the Board’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the Shares as the Board or the Committee may designate but not exceeding the number of Shares the Optionee would have otherwise been entitled to purchase pursuant to the Option had the Optionee’s status as an Eligible Person been maintained for the term of the Option.

6.3           Subject to Section 0, if an Optionee dies before the expiry of an Option in accordance with the terms thereof, the Optionee’s legal representative(s) may, subject to the terms of the Option and the Plan:

(a)

exercise the Option to the extent that the Optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)

with the prior written consent of the Board or the Committee, which consent may be withheld in the Board’s sole discretion, exercise a further Option at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the Shares as the Board or the Committee may designate but not exceeding the number of Shares the Optionee would have otherwise been entitled to purchase had the Optionee survived.

6.4           Subject to Section 6.3, Options granted to a non-executive director of the Corporation shall remain exercisable for their term notwithstanding the director ceases to be an Eligible Person.

6.5           For greater certainty, Options shall not be affected by any change of employment of the Optionee provided that the Optionee continues to be an Eligible Person.

6.6           For the purposes of this Article 6, a determination by the Corporation that an Optionee was discharged for “cause” shall be binding on the Optionee; provided, however, that such determination shall not be conclusive of the Optionee’s potential entitlement to damages for the loss of the right to exercise an Option in the event that a court of competent jurisdiction ultimately determines that the discharge was without “cause”.

6.7           For the purposes of this Article 6, the date of an Event of Termination, in the case of termination of employment with the Corporation or any Related Entity, shall be the last day upon which the employee provides services to the Corporation or Related Entity, as the case may be, at its premises and not the last day of any notice period or upon which the Corporation or Related Entity pays wages or salaries in lieu of notice of termination, statutory, contractual or otherwise.

6.8           If the Optionee is a Permitted Assign, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Permitted Assign.

ARTICLE 7- EXERCISE OF OPTIONS

7.1           Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and, subject to Section 7.4 hereof, accompanied by payment in full, by cash or cheque, of the aggregate Option Price of the Shares then being purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2           Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)

completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the administration of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)

the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to Section 3.3 hereof.

In this connection the Corporation shall, to the extent necessary, take all commercially reasonable steps to obtain such approvals, registrations, and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

7.3           Options shall be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with the Plan as the Committee may from time to time determine as provided for under Subsection 3.2(g), provided that the substance of Article 5 is included therein.

7.4           Any Optionee may elect to effect a cashless exercise of any or all of such Optionee’s right under an Option. In connection with any such cashless exercise, the Optionee shall be entitled to receive, without any cash payment (other than the taxes required to be paid in connection with the exercise which must be paid by the Optionee to the Corporation in cash at the time of exercise), such number of whole Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

x	=	[a (b – c)]
b

where

x	=	the number of whole Shares to be issued

a	=	the number of Shares in respect of which the Option has been exercised

b	=	the Market Price of the Shares as at the last trading immediately prior to the cashless exercise

c	=	the Option Price of the Option

In connection with any such cashless exercise, the full number of Shares issuable (item (a) in the formula) shall be considered to have been issued for the purposes of the reduction in the number of Shares which may be issued under the Plan.

7.5           In the event that the expiry of an Option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period.

7.6           If the Corporation is required under the Income Tax Act (Canada) or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with the exercise or disposition of Options by an Optionee or otherwise in connection with the Options or the Shares, then the Optionee shall, concurrently with the exercise or disposition: (a) pay to the Corporation, in addition to the exercise price for the Options, if applicable, sufficient cash as is determined by the Corporation to be the amount necessary to fund the required tax remittance; (b) authorize the Corporation, on behalf of the Optionee, to sell in the market on such terms and at such time or times as the Corporation determines such portion of the Common Shares being issued upon exercise of the Options as is required to realize cash proceeds in the amount necessary to fund the required tax remittance; or (c) make other arrangements acceptable to the Corporation to fund the required tax remittance. By participating in the Plan, the Optionee consents to the sale described in the foregoing clause (b), if applicable, and authorizes the Corporation to effect such sale on behalf of the Optionee and remit the appropriate amount to the applicable governmental authorities. The Corporation shall not be responsible for obtaining any particular price for the Shares nor be required to issue any Shares under the Plan unless the Optionee has made suitable arrangements with the Corporation to fund any withholding obligation.

ARTICLE 8- CERTAIN ADJUSTMENTS

8.1           In the event of any subdivision or redivision of the Shares into a greater number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such subdivision or redivision if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.2           In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such consolidation if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.3           Subject to the provisions of Article 9, if at any time after the grant of any Option to an Optionee and prior to the expiration of the term of such Option, (i) the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Sections 8.1 and 8.2, (ii) the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) or (iii) the Corporation shall pay a stock dividend (other than any dividends in the ordinary course), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate the number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or as a result of such consolidation, merger, amalgamation or stock dividend, if on the record date of such reclassification, reorganization, other change, consolidation, merger, amalgamation or dividend payment, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.4           Notwithstanding any other provision herein, in the event of a proposed Change of Control, the Board may, as deemed necessary or equitable by the Board in its sole discretion, determine the manner in which all unexercised Options granted under the Plan will be treated including, for example, requiring the acceleration (conditionally or otherwise) of the time for the exercise of such Options by the Optionee and of the time for the fulfilment of any conditions or restrictions on such exercise. All determinations of the Board under this Section 8.4 will be binding for all purposes of the Plan. If the Board elects to accelerate (conditionally or otherwise) the vesting of any or all outstanding Options immediately prior to the completion of any such transaction, it may also determine that all such outstanding Options will be purchased by the Corporation or a Related Entity for an amount per Option equal to the “Transaction Price” (as defined below), less the applicable Option Price (provided that where the Option Price exceeds the Transaction Price, the amount per Option for such Options will be $0.01), as of the date such transaction is determined to have occurred or as of such other date prior to the transaction closing date as the Board may determine. For purposes of this paragraph, “Transaction Price” means the fair market value of a Share based on the consideration payable in the applicable transaction as determined by the Board.

ARTICLE 9- AMENDMENT OR DISCONTINUANCE OF THE PLAN

9.1           Subject to applicable regulatory requirements and except as provided herein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options granted pursuant to the Plan. Provided, however, that if the Board wishes to increase the maximum percentage in Section 4.1 hereof or extend the term of the Option or reduce the Option Price of Options granted to Insiders of the Corporation pursuant to the Plan, shareholder approval will be required.

9.2           Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;

(b)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(c)

amendments to the provisions of the Plan respecting the terms and conditions on which Options may be granted pursuant to the Plan, including the provisions relating to the Option Price, the term of the Option and the vesting schedule; and

(d)	amendments to the Plan that are of a “housekeeping” nature.

9.3           Without limiting the generality of the foregoing, the Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following:

(a)	an increase to the Plan maximum or the number of securities reserved for issuance under the Plan;

(b)	amendment provisions granting additional powers to the Board to amend the Plan or entitlements thereunder;

(c)	reduction in the Option Price or other entitlements held by Insiders;

(d)	extension to the term of Options held by Insiders; and

(e)	changes to Insider participation limits.

ARTICLE 10- MISCELLANEOUS PROVISIONS

10.1           An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date the Options are exercised.

10.2           Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be reelected as a director of the Corporation or any right to continue in the employ of the Corporation or any Related Entity, or affect in any way the right of the Corporation or any Related Entity to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Related Entity to extend the employment of any Optionee beyond the time which he or she would be normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Related Entity or any present or future retirement policy of the Corporation or any Related Entity, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Related Entity.

10.3           Notwithstanding Section 5.7 hereof, Options may be transferred or assigned between an Eligible Individual and the related Permitted Assign provided the assignor delivers notice to the Corporation prior to the assignment substantially in the form of Schedule B attached hereto.

10.4           The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 11- SHAREHOLDER APPROVAL

11.1           The Plan, including all unallocated options, shall be subject to re-approval by the shareholders of the Corporation every three years after the date of inception of the Plan to be effected by a resolution passed at a meeting of the shareholders of the Corporation

SCHEDULE A

FORM OF OPTION AGREEMENT

Optionee:

Name

Address
Grant:

Maximum Number of Shares issuable upon exercise
of the Option

Option Price:	$ ___________________ per Share

Date of Grant:	_____________________________________, 20____

Expiry Date:	_____________________________________, 20____

Vesting Schedule:

Instalment	Date of Vesting (Milestone)	Number of Shares Vested	Cumulative Number of Shares Vested
1
2
3

This Option Agreement is made under and is subject in all respects to EM Resources Inc. Stock Option Plan effective as of __________________ , 2011 (as the same may be supplemented and amended from time to time) (the “Plan”), and the Plan is deemed to be incorporated in and to be part of this Option Agreement. The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan (as supplemented and amended), as if the Plan were set forth in full herein (including the restrictions on transfer of the Options and Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of this Option Agreement shall prevail to the extent that it is not inconsistent with the requirements of the TSX. The Plan contains certain provisions relating to termination and transfer. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan, to purchase up to but not more than the maximum number of Shares set out above at the Option Price set out above upon delivery of an exercise form as annexed hereto as Exhibit 1 duly completed and accompanied by certified cheque or bank draft for the aggregate Option Price.

This Option Agreement is not effective until countersigned on behalf of EM Resources Inc. and accepted by the Optionee.

Dated: ______________________, 20___

EM RESOURCES INC.

By:
Name:
Title:
(Authorized Signing Officer)

Accepted: ______________________, 20___

___________________________________
Signature of Optionee

EXHIBIT 1

NOTICE OF EXERCISE

To exercise the Option, complete and return this form:

The undersigned Optionee or his or her legal representative(s) permitted under the EM Resources Inc. Stock Option Plan (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably elects to exercise the Option for the number of Shares as set forth below:

(a)	Number of Options to be Exercised:

(b)	Option Price per Share:

(c)	Aggregate Purchase Price

[ (a)) multiplied by (b) ]:

and hereby tenders a certified cheque or bank draft for such aggregate Option Price, and directs such Shares to be issued and registered as directed below, all subject to and in accordance with the Plan. Unless they are otherwise defined herein, any defined terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated: ___________________ , 20_____

)

	)	Name of Optionee

)

Witness to the Signature of:	)	Signature of Optionee

Direction as to Registration:

Name of Registered Holder

Address of Registered Holder

SCHEDULE B

NOTICE OF TRANSFER

To transfer an Option, complete and return this form along with an original option agreement

The undersigned Optionee under the EM Resources Inc. Stock Option Plan (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably elects to transfer the Option evidenced by the attached Option Agreement to the following person(s), each of whom the Optionee hereby certifies is a permitted transferee in accordance with Section 10.3 of the Plan (each an “Eligible Transferee”):

Direction as to Registration:
Name of Registered Holder

Address of Registered Holder(s)

The undersigned Optionee hereby directs such Option(s) to be registered in the names of such Eligible Transferee(s). Unless they are otherwise defined herein, any defined terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated: _____________________, 20___

Witness to the Signature of:	Name of Optionee

APPENDIX “F”

RIGHTS OF DISSENT UNDER SECTION 185 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

185(1)      Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)      If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

(2.1)      The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)         A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)      In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)      A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)      A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

(7)      The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)      The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)      A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)    A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(11)      Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)      A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)      A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)      On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)      A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)      Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)      Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18)      Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)      If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)      A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)      If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)      Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)      All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)      Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)      The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)      The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27)      The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)      Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)      Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)      A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(31)      Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)      The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX “G”

FORM OF MEMORANDUM AND ARTICLES OF ASSOCIATION

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM OF ASSOCIATION

OF

Rio Verde Minerals Corp.

NAME

1.	The name of the Company is Rio Verde Minerals Corp. (the "Company").

CHANGE OF NAME

2.

The Company may make application to the Registrar of Corporate Affairs in the approved form to change its name in accordance with section 21 of the Act and the change of name takes effect from the date of the certificate of change of name issued by the Registrar of Corporate Affairs.

TYPE OF COMPANY

3.	The Company is a company limited by shares.

REGISTERED OFFICE AND REGISTERED AGENT

4.

The first Registered Office of the Company will be situate at the offices of Walkers Corporate Services (BVI) Limited, Walkers Chambers, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands.

5.	The first Registered Agent of the Company will be Walkers Corporate Services (BVI) Limited of Walkers Chambers, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands.

6.

The Company may, by Resolution of Shareholders or by Resolution of Directors, change the location of its Registered Office or change its Registered Agent and any such changes shall take effect on the registration by the Registrar of Corporate Affairs of a notice of change, filed by the existing Registered Agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

LIMITATIONS ON BUSINESS OF COMPANY

7.

The business and activities of the Company are limited to those businesses and activities which it is not prohibited from engaging in under any law for the time being in force in the British Virgin Islands.

8.	Subject to the Act, any other enactment and this Memorandum (including, without limitation, paragraph 7 immediately above of this Memorandum) and the Articles, the Company has:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a) immediately above, full rights, powers and privileges.

NUMBER, CLASSES AND PAR VALUE OF SHARES

9.	The Company is authorised to issue an unlimited number of Ordinary Shares of no par value.

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF SHARES

10.	All Shares shall (in addition to any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for elsewhere in this Memorandum or in the Articles):

	(a)	have the right to one vote on any Resolution of Shareholders;

	(b)	have equal rights with regard to dividends; and

	(c)	have equal rights with regard to distributions of the surplus assets of the Company.

11.

For the purposes of section 9 of the Act, any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for in the Articles are deemed to be set out and stated in full in this Memorandum.

FRACTIONAL SHARES

12.

The Company may issue Fractional Shares. A Fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same Class. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

VARIATION OF CLASS RIGHTS AND PRIVILEGES

13.

If at any time, there are different Classes or Series of Shares in issue, unless otherwise provided by the terms of issue of the Shares of that Class or Series, the rights and privileges attaching to any such Class or Series of Shares may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued Shares of that Class or Series and of the holders of not less than three-fourths of the issued Shares of any other Class or Series of Shares which may be adversely affected by such variation.

RIGHTS AND PRIVILEGES NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

14.

The rights and privileges conferred upon the Shareholder of any Class of Shares issued with preferred or other rights and privileges shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

NO BEARER SHARES

15.	The Company is not authorised to issue bearer shares and all Shares shall be issued as registered shares.

NO EXCHANGE FOR BEARER SHARES

16.	Shares may not be exchanged for, or converted into, bearer shares.

TRANSFERS OF SHARES

17.	Subject to the provisions of this Memorandum and the Articles, Shares in the Company may be transferred.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

18.	The Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors except that the Directors have no power to amend the Memorandum or the Articles:

	(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

	(b)	to change the percentage of Shareholders required to pass a resolution to amend the Memorandum or the Articles;

	(c)	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

	(d)	to change the provisions of paragraphs 10, 11, 13, 14 or 18 of the Memorandum.

DEFINITIONS

19.	Words used in this Memorandum and not defined herein shall have the meanings set out in the Articles.

SHAREHOLDER LIABILITY

20.	The liability of a Shareholder to the Company, as shareholder, is limited to:

	(a)	any amount unpaid on a Share held by the Shareholder;

	(b)	(where applicable) any liability expressly provided for in this Memorandum or the Articles; and

	(c)	any liability to repay a distribution under section 58(1) of the Act.

21.	A Shareholder has no liability, as a member, for the liabilities of the Company.

SEPARATE LEGAL ENTITY AND PERPETUAL EXISTENCE

22.	In accordance with section 27 of the Act, the Company is a legal entity in its own right separate from its Shareholders and continues in existence until it is dissolved.

EFFECT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

23.	In accordance with section 11(1) of the Act, this Memorandum and the Articles are binding as between:

	(a)	the Company and each Shareholder of the Company; and

	(b)	each Shareholder of the Company.

24.

In accordance with section 11(2) of the Act, the Company, the board of Directors, each Director and each Shareholder of the Company has the rights, powers, duties and obligations set out in the Act except to the extent that they are negated or modified, as permitted by the Act, by this Memorandum or the Articles.

25.	In accordance with section 11(3) of the Act, this Memorandum and the Articles have no effect to the extent that they contravene or are inconsistent with the Act.

We, Walkers Corporate Services (BVI) Limited of Walkers Chambers, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign our name to this Memorandum of Association this ____ day of _____________ , 2011.

Incorporator

Authorized Signatory
For and on behalf of
Walkers Corporate Services (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

ARTICLES OF ASSOCIATION

OF

Rio Verde Minerals Corp.

The following shall comprise the Articles of Association of Rio Verde Minerals Corp. (the "Company").

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

"Act" means the BVI Business Companies Act, 2004, including any modification, amendment, extension, re-enactment or renewal thereof and any regulations made thereunder;

"Articles" means these articles of association of the Company, as amended and/or restated from time to time;

"Class" or "Classes" means any class or classes of Shares as may from time to time be issued by the Company;

"Directors" means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof, and "Director" means any one of them;

"Distribution" means, in relation to a distribution by the Company to a Shareholder:

(a) the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder; or

(b) the incurring of a debt to or for the benefit of the Shareholder,

in relation to the Shares held by the Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

"Fractional Share" means a fraction of a Share;

"Memorandum" means the memorandum of association of the Company, as amended and/or restated from time to time;

"Officer" means any natural person or corporation appointed by the Directors as an officer of the Company and may include a chairman of the board of Directors, a vice chairman of the board of Directors, a president, one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable but shall exclude any auditor appointed by the Company;

"Person" means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

"Register of Directors" means the register of the Directors of the Company required to be kept pursuant to the Act;

"Register of Members" means the register of the members of the Company required to be kept pursuant to the Act;

"Registered Agent" means the registered agent of the Company from time to time, as required by the Act; "Registered Office" means the registered office of the Company from time to time, as required by the Act; "Resolution of Directors" means a resolution:

(a)

approved at a duly convened and constituted meeting of Directors or of a committee of Directors, by the affirmative vote of a simple majority of the Directors present at such meeting who voted and did not abstain; or

(b)

consented to in writing or by telex, telegram, cable, facsimile or other written electronic communications by a simple majority of the Directors or a simple majority of the members of a committee of Directors, as the case may be, in one or more instruments each signed by one or more of the Directors and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed,

"Resolution of Shareholders" means a resolution:

(a)

passed by a simple majority, or such larger majority as may be specified in the Memorandum or these Articles, of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a meeting of Shareholders of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by a majority, or such larger majority as may be specified in the Memorandum or these Articles, of such Shareholders entitled to vote at a meeting of Shareholders of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

"Seal" means the common seal of the Company;

"Secretary" means any natural person or corporation appointed by the Directors to perform any of the duties of the secretary of the Company;

"Series" means a division of a Class as may from time to time be issued by the Company;

"Share" means a share in the Company issued subject to and in accordance with the provisions of the Act, the Memorandum and these Articles. All references to "Shares" herein shall be deemed to be Shares of any or all Classes or Series as the context may require. For the avoidance of doubt in these Articles the expression "Share" shall include any Fractional Share;

"Shareholder" means a Person whose name is entered as a holder of one or more Shares in the Register of Members;

"signed" means bearing a signature or representation of a signature affixed by mechanical means;

"Solvency Test" means the solvency test prescribed by section 56 of the Act and set out in Article 124;

"Treasury Shares" means Shares that were previously issued but were purchased, redeemed or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:

	(a)	words importing the singular number shall include the plural number and vice versa;

	(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

	(c)	the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

	(d)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(e)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(f)

reference to "in writing" shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the last two preceding Articles, any words defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.

The Registered Office shall be at such address in the British Virgin Islands as the Shareholders or Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company.

7.

The Directors shall keep, or cause to be kept, the original Register of Members at such place as the Directors may from time to time determine and, in the absence of any such determination, the original Register of Members shall be kept at the office of the Registered Agent.

SHARES

8.	Subject to the Act and these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

	(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

	(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.

Subject to these Articles and provided that a corresponding amendment is made to paragraph 9 of the Memorandum to reflect the resulting Classes of Shares, the Directors may authorise the division of Shares into any number of Classes and Series and the different Classes and Series shall be authorised, established and designated (or re-designated as the case may be) as determined by a Resolution of Directors or by a Resolution of Shareholders.

10.	The pre-emption rights set out in section 46 of the Act shall not apply to the Company.

11.

The Company may insofar as may be permitted by law, pay a commission in any form to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. The Company may also pay such brokerage as may be lawful on any issue of Shares.

12.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

13.	The Company may treat the holder of a Share as named in the Register of Members as the only Person entitled to:

	(a)	exercise any voting rights attaching to the Share;

	(b)	receive notices;

	(c)	receive a Distribution; and

	(d)	exercise other rights and powers attaching to the Share.

14.	The Company may, subject to the terms of the Act, paragraph 26 of the Memorandum and these Articles, issue bonus Shares, partly paid Shares and nil paid Shares.

15.

Shares may, subject to the terms of the Act and these Articles, be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know how), services rendered or a contract for future services.

16.

When the consideration in respect of the Share has been paid, that Share is for all purposes fully paid, but where the Share is not fully paid on issue the Share is subject to forfeiture in the manner prescribed in these Articles.

17.

Shares may be issued for such amount of consideration as the Directors may from time to time by Resolution of Directors determine, except that in the case of Shares issued with a par value, the consideration paid or payable shall not be less than the par value.

18.	Before issuing Shares for a consideration other than money, the Directors shall by a Resolution of Directors state:

	(a)	the amount to be credited for the issue of the Shares;

	(b)	their determination of the reasonable present cash value of any non-money consideration for the issue; and

	(c)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

19.

A Share issued by the Company upon conversion of, or in exchange for, another Share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other Share, debt obligation or security.

CERTIFICATES

20.

Every Shareholder is entitled to a share certificate signed by a Director or Officer of the Company or under the Seal, with or without the signature of a Director or an Authorised Person. The signature of the Director or of the Authorised Person and the Seal may be a facsimile.

21.	A share certificate shall be manually signed by at least one Director or Officer or by or on behalf of a registrar, transfer agent, branch transfer agent or other authenticating agent of the Company.

22.

If a share certificate contains a printed or mechanically reproduced signature of a person, the Company may issue the share certificate, notwithstanding that the person has ceased to be a Director or Officer, and the share certificate is as valid as if he were a Director or Officer at the date of its issue.

23.

Any Shareholder receiving a share certificate for Shares shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of the issue of that share certificate. If a share certificate for Shares is worn out or lost it may be renewed or replaced on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

FORFEITURE OF SHARES

24.	Where Shares are not fully paid on issue or have been issued subject to forfeiture, the following provisions shall apply.

25.	Written notice of a call specifying a date for payment to be made in respect of a Share shall be served on a Shareholder who defaults in making payment in respect of that Share.

26.	The written notice referred to in the immediately preceding Article shall:

(a) name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which the payment required by the notice is to be made; and

(b) contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

27.

Where a written notice has been issued under these Articles and the requirements have not been complied with, the Directors may at any time before tender of payment forfeit and cancel the Shares to which the notice relates.

28.

The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been forfeited and cancelled pursuant to these Articles. Upon forfeiture and cancellation of the Shares the Shareholder is discharged from any further obligation to the Company with respect to the Shares forfeited and cancelled.

TRANSFER OF SHARES

29.	Subject to these Articles, Shares are transferred by a written instrument of transfer.

30.

The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or where the transfer otherwise imposes a liability to the Company on the transferee, or if so required by the Directors, shall also be executed by or on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

31.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

32.

All instruments of transfer effecting a transfer which is registered shall be retained by the Company, but any instrument of transfer relating to a transfer which the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

TRANSMISSION OF SHARES

33.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

34.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

35.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF NUMBER OF AUTHORISED SHARES

36.	The Company may amend the Memorandum to increase or reduce the number of Shares the Company is authorised to issue.

37.	The Company may:

	(a)	divide the Shares, including issued Shares, of a Class or Series into a larger number of Shares of the same Class or Series; or

	(b)	combine the Shares, including issued Shares, of a Class or Series into a smaller number of Shares of the same Class or Series;

provided, however, that where Shares with a par value are divided or combined under (a) or (b) of this Article, the aggregate par value of the new Shares must be equal to the aggregate par value of the original Shares.

REDEMPTION AND PURCHASE OF SHARES

38.

Subject to any limitations or procedures imposed by the Act, the Memorandum and these Articles, including the Solvency Test where applicable, and to Article 39, the Company may purchase, redeem or otherwise acquire its own Shares from one or more or all of the Shareholders:

	(a)	in accordance with Sections 60, 61 and 62 of the Act; or

	(b)	in accordance with a right of a Shareholder to have his Shares redeemed or to have his Shares exchanged for money or other property of the Company; or

	(c)	in exchange for newly issued Shares of equal value; or

	(d)	pursuant to the provisions of Section 176 of the Act.

39.

Subject to any provisions to the contrary in the Memorandum or these Articles and notwithstanding section 176 of the Act, the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Shareholders whose Shares are to be purchased, redeemed or otherwise acquired.

TREASURY SHARES

40.	Shares that the Company purchases, redeems or otherwise acquires pursuant to these Articles shall be cancelled immediately or held as Treasury Shares in accordance with the Act and Article 40.

41.

Shares may only be purchased, redeemed or otherwise acquired and held as Treasury Shares where, when aggregated with the number of Shares of the same Class already held by the Company as Treasury Shares, the total number of Treasury Shares does not exceed 50 percent of the Shares of that Class previously issued by the Company, excluding those Shares that have been cancelled.

42.	Where and for so long as Shares are held by the Company as Treasury Shares, all rights and obligations attaching to such Shares are suspended and shall not be exercised by or against the Company.

43.	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by Resolution of Directors determine.

MEETINGS OF SHAREHOLDERS

44.

The Directors may, whenever they think fit, convene a meeting of Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the Directors consider necessary or desirable, but the Directors shall call a meeting of Shareholders designated as an “annual meeting” not later than eighteen months after the Company’s registration under the laws of the British Virgin Islands and subsequently not later than fifteen months after holding the last preceding annual meeting, and no later than six months after the end of the Company’s preceding financial year.

45.

Shareholders' meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at a meeting of the Shareholders of the Company on the matter for which the meeting is being requested holding at least ten percent of outstanding Shares entitled to vote in the Company deposited at the Registered Office specifying the objects of the meeting for a date no later than twenty one days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than forty five days after the date of such deposit, the requisitionists themselves may convene the Shareholders' meeting in the same manner, as nearly as possible, as that in which Shareholders' meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the Shareholders' meeting shall be reimbursed to them by the Company.

46.

If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at meetings of the Shareholders of the Company may convene a Shareholders' meeting in the same manner as nearly as possible as that in which Shareholders' meetings may be convened by the Directors.

NOTICE OF MEETINGS OF SHAREHOLDERS

47.

At least twenty-one days' notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business to be considered at the meeting, shall be given in the manner hereinafter provided to such Persons as are, under these Articles, entitled to receive such notices from the Company.

48.

The Directors may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting and may also fix in advance a date as the record date for determining those Shares that are entitled to vote at the meeting but the record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

49.	A meeting of Shareholders held in contravention of the notice requirements set out above is valid if Shareholders holding not less than a ninety percent majority of the:

	(a)	total number of Shares entitled to vote on all matters to be considered at the meeting; or

	(b)	votes of each Class of Shares where Shareholders are entitled to vote thereon as a Class together with not less than an absolute majority of the remaining votes,

have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute a waiver.

50.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT SHAREHOLDERS' MEETINGS

51.

No business shall be transacted at any Shareholders' meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, two or more Shareholders entitled to vote at the meeting, present in person or by proxy, shall form a quorum.

52.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

53.

If the Directors wish to make this facility available for a specific Shareholders' meeting or all Shareholders' meetings of the Company, participation in any Shareholders' meeting may be by means of a telephone or by other electronic means provided that all Persons participating in such meeting are able to hear each other and such participation shall be deemed to constitute presence in person at the meeting.

54.	The chairman, if any, of the Directors shall preside as chairman at every Shareholders' meeting.

55.

If there is no such chairman, or if at any Shareholders' meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

56.

The chairman may with the consent of any Shareholders' meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

57.

The Directors may cancel or postpone any duly convened Shareholders' meeting at any time prior to such meeting, except for Shareholders' meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

58.

At any Shareholders' meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

59.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

60.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

61.

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

62.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a Shareholders' meeting, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which he or the Person represented by proxy is the holder.

63.	The following shall apply in respect of joint ownership of Shares:

	(a)	if two or more Persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

	(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

	(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

64.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by the Person or Persons appointed by that court, and any such Person or Persons may vote by proxy.

65.

No Shareholder shall be entitled to vote at any Shareholders' meeting unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

66.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

67.

The instrument appointing a proxy shall comply with all applicable securities laws and shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

68.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

69.

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

70.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

71.

An action that may be taken by the Shareholders at a meeting may also be taken by a resolution of Shareholders consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, but if any such resolution is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts in like form each counterpart being signed by one or more Shareholders.

72.

If the Company shall have only one Shareholder the provisions herein contained for meetings of the Shareholders shall not apply and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Shareholders. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

73.

Any Shareholder or Director that is a corporation or other entity may by resolution of its directors or other governing body authorise such natural person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or Series or of the Directors or of a committee of Directors, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DIRECTORS

74.	The Directors shall be elected by Resolution of Shareholders or, subject to Section 77, appointed by Resolution of Directors.

75.	No person shall be appointed as a Director of the Company unless he has consented in writing to be a director.

76.

The Company may by a Resolution of Shareholders from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be ten.

77.	Subject to these Articles, the Company may appoint any natural person or corporation to be a Director. The following are disqualified from appointment as a Director:

	(a)	an individual who is under eighteen years of age;

	(b)	a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act (or any successor provision);

	(c)	a person who is a restricted person within the meaning of section 409 of the Insolvency Act (or any successor provision);

	(d)	an undischarged bankrupt; and

	(e)	any other person disqualified by the Memorandum and these Articles.

78.

Each Director holds office for the term, if any, including on an annual basis, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him or until his earlier death, resignation or removal. If no term is fixed on the election or appointment of a Director, the Director shall serve for a term not exceeding the close of the next annual meeting of Shareholders following his election or appointment.

79.

In the case of a Director who is an individual the term of office of a Director shall terminate on the Director's death, resignation or removal. The bankruptcy of a Director or the appointment of a liquidator, administrator or receiver of a corporate Director shall terminate the term of office of such Director.

80.

A director may be removed from office, with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purpose of removing the director or for purposes including the removal of the director or by a written Resolution of Shareholders.

81.

A Director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

82.

Subject to any Resolution of Shareholders to the contrary, the directors may at any time by a Resolution of Directors appoint any person to be a director either to fill a vacancy (except a vacancy resulting from an increase in the minimum number of Directors or from a failure of the Shareholders to elect the minimum number of Directors) or as an addition to the existing Directors. However, the Directors may not between meetings of Shareholders, appoint an additional Director if, after such appointment, the total number of Directors would be greater than one and one third times the number of Directors to have been elected at the last annual meeting of Shareholders. In the absence of a quorum of the Board of Directors or if the vacancy has arisen from a failure of the Shareholders to elect the minimum number of Directors, the Board of Directors shall forthwith call a meeting of Shareholders to fill the vacancy. If the Board of Directors fails to call such meeting or if there are no such Directors then in office, any Shareholder may call the meeting.

83.

A vacancy in the board of Directors arising as a result of the death of a Director or if a Director otherwise ceases to hold office prior to the expiration of his stipulated term of office, may be filled by a Resolution of Shareholders or by a resolution of a majority of the remaining Directors.

84.	The remuneration of the Directors may be determined by a Resolution of Directors or by a Resolution of Shareholders.

85.	There shall be no shareholding qualification for Directors unless determined otherwise by a Resolution of Shareholders.

86.	The Company shall keep a Register of Directors containing:

(a)	the names and addresses of the persons who are Directors or who have been nominated as reserve directors of the Company;

(b)	the date on which each person whose name is entered in the Register of Directors was appointed as a Director, or nominated as a reserve director, of the Company;

(c)	the date on which each person named as a Director ceased to be a Director; and

(d)	the date on which the nomination of any person nominated as a reserve director ceased to have effect.

87.

A copy of the Register of Directors shall be kept at the office of the Registered Agent and the Company may determine by Resolution of Directors to register a copy of such Register of Directors with the Registrar of Corporate Affairs.

ALTERNATE DIRECTOR

88.

Any Director may in writing appoint another person, who need not be a Director, to be his alternate. Every such alternate shall be entitled to attend meetings in the absence of the Director who appointed him and to vote in the place of the Director. Where the alternate is a Director he shall be entitled to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS OF DIRECTORS

89.

The business and affairs of the Company shall be managed by, or be under the direction or supervision of, the Directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or the Memorandum or these Articles required to be exercised by the Shareholders, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a Resolution of Shareholders, but no requirement made by a Resolution of Shareholders shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the Directors which would have been valid if such requirement had not been made.

90.

Notwithstanding section 175 of the Act, the Directors have the power to sell, transfer, lease, exchange or otherwise dispose of the assets of the Company, without restriction and without complying with the provisions of section 175, which shall not apply to the Company.

91.

The Directors may, by a Resolution of Directors, appoint any Person, including a person who is a Director, to be an Officer or agent of the Company. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

92.

Every Officer or agent of the Company has such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the Resolution of Directors appointing the Officer or agent, except that no Officer or agent has any power or authority with respect to the matters requiring a Resolution of Directors under the Act or these Articles or are otherwise not permitted to be delegated under the Act.

93.

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

94.	The Directors may, by a Resolution of Directors, designate one or more committees, each consisting of one or more Directors.

95.

Each committee of Directors has such powers, and authorities of the Directors, including the power and authority to affix the Seal, as are set forth in the Resolution of Directors establishing the committee, except that no committee has any power or authority:

	(a)	to amend the Memorandum or these Articles;

	(b)	to designate committees of Directors;

	(c)	to delegate powers to a committee of Directors;

	(d)	to appoint Directors;

	(e)	to appoint agents;

	(f)	to approve a plan of merger, consolidation or arrangement; or

	(g)	to make a declaration of solvency or approve a liquidation plan.

96.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand or otherwise) appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an "Attorney" or "Authorised Signatory", respectively) of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

BORROWING POWERS OF DIRECTORS

97.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DUTIES OF DIRECTORS

98.

Subject to the following Article, the Directors when exercising their powers or performing their duties, shall act honestly and in good faith and in what the Director believes to be in the best interests of the Company.

99.	Notwithstanding the foregoing:

(a)

where the Company is a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties as Directors, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company;

(b)

where the Company is a subsidiary, but not a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties, and with the prior agreement of the Shareholders other than the holding company, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company; and

(c)

where the Shareholders are carrying out a joint venture, the Directors may, when exercising their powers or performing their duties in connection with the carrying out of the joint venture, act in a manner which they believe to be in the best interests of a Shareholder or Shareholders, even though it may not be in the best interests of the Company.

PROCEEDINGS OF DIRECTORS

100.

The Directors may meet together (either within or outside of the British Virgin Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

101.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or other electronic means provided that all persons participating in such meeting can hear one other and such participation shall be deemed to constitute presence in person at the meeting.

102.

A Director shall be given not less than two days' notice of meetings of Directors, but a meeting of Directors held without two days' notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend, waive notice of the meeting, and for this purpose, the presence of a Director at the meeting shall be deemed to constitute waiver on his part. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

103.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, shall be one-half of the total number of Directors, unless there are only two directors, in which case, the quorum shall be two. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

104.

If the Company shall have only one Director the provisions herein contained for meetings of the Directors shall not apply but such sole Director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the Shareholders and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

105.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may by a Resolution of Directors determine. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

106.	The Directors shall cause the following corporate records to be kept:

	(a)	minutes of all meetings of Directors, Shareholders, committees of Directors, committees of Officers and committees of Shareholders; and

	(b)	copies of all resolutions consented to by Directors, Shareholders, Classes of Shareholders, committees of Directors, committees of Officers and committees of Shareholders.

107.	The books, corporate records and minutes shall be kept at the office of the Registered Agent, at the Company's principal place of business or at such other place as the Directors determine.

108.

When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

109.

An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a resolution of Directors or a committee of Directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by a simple majority of the Directors or a simple majority of the members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more Directors.

110.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors, or of summoning a Shareholders' meeting, but for no other purpose.

111.

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

112.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

113.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

114.

All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

OFFICERS

115.	The Company may by Resolution of Directors appoint Officers at such times as shall be considered necessary or expedient. Any number of offices may be held by the same person.

116.

The Officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors or Resolution of Shareholders, but in the absence of any specific allocation of duties it shall be the responsibility of the chairman of the board of Directors to preside at meetings of Directors and Shareholders, the vice chairman to act in the absence of the chairman, the president to manage the day to day affairs of the Company, the vice presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the Register of Members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

117.	The emoluments of all Officers shall be fixed by Resolution of Directors.

118.

The Officers shall hold office until their successors are duly elected and qualified, but any Officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

CONFLICT OF INTERESTS

119.

A Director shall forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the board of Directors. Where a Director’s interest in a transaction is not disclosed in accordance with this Article prior to the transaction being entered into, unless it is not required to be disclosed in accordance with Article 122 below, the transaction is voidable by the Company.

120.	Notwithstanding the previous Article, a transaction entered into by the Company is not voidable by the Company if:

(a)

the material facts of the interest of the Director in the transaction are known by the Shareholders entitled to vote at a meeting of Shareholders and the transaction is approved or ratified by a Resolution of Shareholders; or

(b)

the Company received fair value for the transaction, and such determination of fair value is made on the basis of the information known to the Company and the interested Director at the time that the transaction was entered into.

121.

A Director is not required to comply with Article 120 above, if the transaction is between the Company and the Director and the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

122.	A Director who is interested in a transaction entered into or to be entered into by the Company may:

	(a)	vote on a matter relating to the transaction;

	(b)	attend a meeting of Directors at which the matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum; and

	(c)	sign a document on behalf of the company, or do any other thing in his capacity as a Director, that relates to the transaction.

REGISTER OF CHARGES

123.	The Company shall maintain at the Registered Office or at the office of the Registered Agent a register of all charges created by the Company showing:

	(a)	if the charge is a charge created by the Company, the date of its creation or, if the charge is an existing charge on property acquired by the Company, the date on which the property was acquired;

	(b)	a short description of the liability secured by the charge;

	(c)	a short description of the property charged;

	(d)	the name and address of the trustee for the security, or if there is no such trustee, the name and address of the chargee;

	(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)

details of any prohibition or restriction, if any, contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

THE SEAL

124.	The Directors shall provide for the safe custody of the Seal. An imprint of the Seal shall be kept at the office of the Registered Agent.

125.

The Seal shall not be affixed to any instrument except by the authority of a Resolution of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

126.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a Resolution of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose.

127.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISTRIBUTIONS

128.

The Company may, from time to time, by a Resolution of Directors authorise a Distribution by the Company at such time, and of such amount, to any Shareholders, as it thinks fit if they are satisfied, on reasonable grounds, that immediately after the Distribution, the Company satisfies the following solvency test:

	(a)	the value of the Company’s assets will exceed its liabilities; and

	(b)	the Company will be able to pay its debts as they fall due.

129.

The Directors may, before making any Distribution, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

130.

Notice of any Distribution that may have been authorised shall be given to each Shareholder in the manner hereinafter mentioned and all Distributions unclaimed for three years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

131.	No Distribution shall bear interest as against the Company and no Distribution shall be authorised or made on Treasury Shares.

132.	The Directors may determine in their sole discretion to issue bonus Shares from time to time.

133.

A division of the issued and outstanding Shares of a Class or Series of Shares into a larger number of Shares of the same Class or Series having a proportionately smaller par value does not constitute the issue of a bonus Share.

134.	If several Persons are registered as joint holders of any Shares, any one of such Persons may give receipt for any Distribution made in respect of such Shares.

ACCOUNTS AND AUDIT

135.	The Company shall keep such accounts and records that:

(a) are sufficient to show and explain the Company’s transactions; and

(b) will at any time, enable the financial position of the Company to be determined with reasonable accuracy.

136.	The books of account shall be kept at the office of the Registered Agent or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

137.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by a Resolution of Directors or by a Resolution of Shareholders.

138.

The accounts relating to the Company's affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors.

139.	The auditors of the Company shall not be deemed to be Officers.

NOTICES

140.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

141.

Any Shareholder present, either personally or by proxy, at any Shareholders' meeting shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

142.	Any notice or other document, if served by:

	(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

143.

Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

144.	Notice of every Shareholders' meeting shall be given to:

	(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

	(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of Shareholders' meetings.

INDEMNITY

145.

Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any Person (an "Indemnifiable Person") who:

(a)

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the Person is or was a Director, an Officer, agent or a liquidator of the Company; or

(b)

is or was, at the request of the Company, serving as a director, officer, agent or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

146.

The Company may only indemnify an Indemnifiable Person if such Person acted honestly and in good faith and in what the Indemnifiable Person believed to be in the best interests of the Company and, in the case of criminal proceedings, the Indemnifiable Person had no reasonable cause to believe that his conduct was unlawful.

147.

The decision of the Directors as to whether the Indemnifiable Person acted honestly and in good faith and in what the Indemnifiable Person believed to be in the best interests of the Company and, in the case of criminal proceedings, as to whether such Person had no reasonable cause to believe that his conduct was unlawful, is in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

148.

The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the Indemnifiable Person did not act honestly and in good faith and with a view to the best interests of the Company or that such Person had reasonable cause to believe that his conduct was unlawful.

149.

Expenses, including legal fees, incurred by an Indemnifiable Person in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the Indemnifiable Person to repay the amount if it shall ultimately be determined that the Indemnifiable Person is not entitled to be indemnified by the Company in accordance with these Articles.

150.

Expenses, including legal fees, incurred by a former Director, Officer or agent in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former Director, Officer or agent, as the case may be, to repay the amount if it shall ultimately be determined that the former Director, Officer or agent is not entitled to be indemnified by the Company in accordance with these Articles and upon such other terms and conditions, if any, as the Company deems appropriate.

151.

The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the Person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested Directors or otherwise, both as to acting in the Person's official capacity and as to acting in another capacity while serving as a Director, if applicable.

152.

If a Person to be indemnified has been successful in defence of any proceedings described above the Person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the Person in connection with the proceedings.

INSURANCE

153.

The Company may purchase and maintain insurance in relation to any person who is or was a Director, or who at the request of the Company is or was serving as a Director of, or in any other capacity is or was acting for another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability in the preceding Article.

NON-RECOGNITION OF TRUSTS

154.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as required by law) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register of Members, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

155.

If the Company shall be wound up, the liquidator may divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders of different Classes or Series. The liquidator may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator shall think fit, but so that no Shareholder shall be compelled to accept any asset whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

156.	These Articles may be amended in the manner prescribed in the Memorandum.

CLOSING OF REGISTER OF MEMBERS OR FIXING RECORD DATE

157.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any Distribution, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not exceed in any case forty days. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register of Members shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

158.

In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any Distribution the Directors may, at or within ninety days prior to the date of declaration of such Distribution, fix a subsequent date as the record date for such determination.

159.

If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a Distribution, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such Distribution is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

160.

The Company may by Resolution of Directors or by Resolution of Shareholders resolve to be registered by way of continuation in a jurisdiction outside the British Virgin Islands in the manner provided under those laws. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Corporate Affairs to deregister the Company in the British Virgin Islands and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

161.

The Directors, or any service providers (including the Officers, the Secretary and the Registered Agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register of Members and books of the Company.

We, Walkers Corporate Services (BVI) Limited of Walkers Chambers, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign our name to these Articles of Association this _____ day of _________________, 2011.

Incorporator

Authorized Signatory
For and on behalf of

Walkers Corporate Services (BVI) Limited

APPENDIX “H”

EM RESOURCES INC.

AUDIT COMMITTEE CHARTER

I.	MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of EM Resources Inc. (the “Corporation”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company's financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company's independent external auditor (the “Auditor”); and

4.	The performance of the Company's internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A.	Composition

The Committee shall be comprised of three or more members.

B.	Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

C.	Appointment and Removal

In accordance with the By-laws of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.	Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.	Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting,

F.	Meetings

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A.	Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.	Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1.

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2.	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3.	Require the Auditor to report directly to the Committee.

4.	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external Auditor of the Company.

Performance and Completion by Auditor of its Work

5.

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.;

6.	Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company's shareholders of the existing, Auditor.

7.	Pre-approve all auditing services and permitted non-audit services, including the fees and terms thereof, to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b) were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8.	Establish procedures for:

	(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(b)	the confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9.

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company’s controls and any special steps adopted in light of material control deficiencies.

10.

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

11.	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

12.

Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13.	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

	(a)	The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

	(b)	The management inquiry letter provided by the Auditor and the Company's response to that letter.

(c)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14.

Review the Company's annual and quarterly financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Company publicly discloses this information.

15.

Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16.

Review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Manner of Carrying Out its Mandate

17.

Consult with the Auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements,

18.	Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19.	Meet with management, any internal auditor and the Auditor in separate executive sessions at least quarterly.

20.	Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee advisors.

21.	Make regular reports to the Board.

22.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23.	Annually review the Committee's own performance.

24.	Provide an open avenue of communication among the Auditor, the Company's financial and senior management and the Board.

25.

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

F.	Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.